Exhibit 99.2

Consolidated Financial Statements
(In Canadian dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2014 and 2013

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HudBay Minerals Inc. (“Hudbay” or the “Company”) is responsible for establishing and maintaining internal control over financial reporting (“ICFR”).

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, Hudbay’s management assessed the effectiveness of the Company’s ICFR as at December 31, 2014 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management excluded from its assessment the internal controls, policies and procedures of HudBay Arizona Corporation (formerly named Augusta Resource Corporation) (“Hudbay Arizona”), which Hudbay acquired control of on July 16, 2014. Hudbay Arizona’s total assets, net assets, total revenues and net profit/loss on a combined basis constitute approximately 18%, 25%, 0% and 3%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014. Based on its evaluation, management concluded that Hudbay’s ICFR was effective as of December 31, 2014.

The effectiveness of the Company’s ICFR as at December 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2014.

“David Garofalo”	“David Bryson”

David Garofalo	David Bryson
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada
February 19, 2015

Deloitte LLP Brookfield Place 181 Bay Street Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 1-416-601-6150
Fax: 1-416-601-6610
www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of HudBay Minerals Inc.

We have audited the internal control over financial reporting of HudBay Minerals Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Augusta Resource Corporation (“Augusta”), which was acquired during 2014, and whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 18%, 25%, 0% and 3%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014.  Accordingly, our audit did not include the internal control over financial reporting at Augusta.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 19, 2015 expressed an unmodified opinion on those financial statements.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 19, 2015

Toronto, Canada

Deloitte LLP Brookfield Place 181 Bay Street Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 1-416-601-6150
Fax: 1-416-601-6610
www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of HudBay Minerals Inc.

We have audited the accompanying consolidated financial statements of HudBay Minerals Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated income statements, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of HudBay Minerals Inc. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 19, 2015

Toronto, Canada

HUDBAY MINERALS INC.

Consolidated Balance Sheets

(in thousands of Canadian dollars)

		Dec. 31,	Dec. 31,
	Note	2014	2013

Assets
Current assets
Cash and cash equivalents	8	$207,273	$631,427
Trade and other receivables	9	211,243	168,298
Inventories	10	87,709	52,201
Prepaid expenses	11	15,305	28,917
Other financial assets	12	1,345	807
Taxes receivable	24i	11,941	37,644
Assets held for sale	6	—	5,864
		534,816	925,158
Receivables	9	24,824	57,376
Inventories	10	7,857	7,888
Prepaid expenses	11	246	574
Other financial assets	12	72,897	71,182
Intangible assets - computer software	13	12,063	13,573
Property, plant and equipment	14	4,715,811	2,665,075
Goodwill	15	210,655	71,373
Deferred tax assets	24b	48,339	31,787
		$5,627,508	$3,843,986

Liabilities
Current liabilities
Trade and other payables	16	$280,683	$218,898
Taxes payable		342	33
Other liabilities	17	47,248	41,139
Other financial liabilities	18	7,001	16,348
Current portion of long term debt	19	17,139	—
Deferred revenue	20	81,279	65,616
		433,692	342,034
Other financial liabilities	18	51,543	23,039
Long term debt	19	1,127,957	779,331
Deferred revenue	20	717,015	464,135
Provisions	21	183,700	146,062
Pension obligations	22	49,384	25,931
Other employee benefits	23	175,548	142,114
Deferred tax liabilities	24b	441,949	293,633
		3,180,788	2,216,279

Equity
Share capital	25b	1,624,419	1,021,088
Reserves		189,630	49,557
Retained earnings		632,671	564,966
Equity attributable to owners of the Company		2,446,720	1,635,611
Non-controlling interests	29	—	(7,904)
		2,446,720	1,627,707
		$5,627,508	$3,843,986

Capital commitments (note 32)

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

		Year ended
		December 31,
	Note	2014	2013

Cash generated from (used in) operating activities:
Profit (loss) for the year		$71,866	$(109,276)
Tax (recovery) expense	24a	(60,325)	53,272
Items not affecting cash:
Depreciation and amortization	7b	93,213	77,509
Share-based payment expense	7c	8,038	4,851
Net finance income	7f	6,192	5,427
Change in fair value of derivatives		(2,165)	9,061
Change in deferred revenue related to stream	20	(49,478)	(69,088)
Change in taxes receivable/payable, net		(35,365)	(16,602)
Mark-to-market gain on warrants	7f	(25,725)	—
Gain on deemed disposition of Augusta shares	5	(50,268)	—
Asset impairment / loss on disposition of subsidiary	7g	6,512	15,356
Impairment and mark-to-market losses	7f	1,385	16,403
Foreign exchange and other		17,166	18,435
Taxes recovered		34,328	4,501
Operating cash flows before stream deposit and change in non-cash working capital		15,374	9,849
Precious metals stream deposit	20	289,218	131,475
Change in non-cash working capital	34a	(13,822)	2,795
		290,770	144,119

Cash generated from (used in) investing activities:
Net interest received		(682)	10,920
Acquisition of property, plant and equipment		(981,290)	(901,985)
Acquisition of intangible assets		(1,413)	(3,011)
Acquisition of investments		(3,191)	(7,155)
Addition to cash from Acquisition of Augusta	5	3,261	—
Addition to restricted cash	12	(22,963)	(20,897)
Peruvian sales tax received (paid) on capital expenditures		42,287	(130,885)
		(963,991)	(1,053,013)

Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs	19	295,202	261,427
Principal repayments		(142,263)	—
Interest paid		(91,641)	(58,499)
Proceeds from exercise of stock options		1,278	449
Financing costs		(6,131)	(1,005)
Proceeds from issuance of equity		164,819	—
Dividends paid	25b	(4,251)	(18,924)
		217,013	183,448

Effect of movement in exchange rates on cash and cash equivalents		32,054	19,785
Net decrease in cash and cash equivalents		(424,154)	(705,661)
Cash and cash equivalents, beginning of year		631,427	1,337,088
Cash and cash equivalents, end of year		$207,273	$631,427

For supplemental information, see note 34.

HUDBAY MINERALS INC.

Consolidated Income Statements

(in thousands of Canadian dollars, except share and per share amounts)

		Year ended
		December 31,
	Note	2014	2013

Revenue	7a	$559,956	$516,801

Cost of sales
Mine operating costs		404,541	360,085
Depreciation and amortization	7b	92,444	76,714
		496,985	436,799

Gross profit		62,971	80,002

Selling and administrative expenses		46,275	39,956
Exploration and evaluation expenses		11,153	23,286
Other operating income and expenses	7e	11,254	8,284
Asset impairment loss	7g	—	15,356
Loss on disposal of subsidiary	7h	6,512	—
Augusta related costs		23,923	—

Results from operating activities		(36,146)	(6,880)

Finance income	7f	(3,902)	(3,494)
Finance expenses	7f	10,094	8,921
Other finance (gain) loss	7f	(53,879)	43,697
Net finance (income) expense		(47,687)	49,124

Profit (loss) before tax		11,541	(56,004)
Tax (recovery) expense	24a	(60,325)	53,272

Profit (loss) for the year		$71,866	$(109,276)

Attributable to:
Owners of the Company		$71,956	$(101,359)
Non-controlling interests	29	(90)	(7,917)

Profit (loss) for the year		$71,866	$(109,276)

Earnings (loss) per share - basic and diluted		$0.34	$(0.59)

Weighted average number of common shares outstanding:	27
Basic		209,023,666	172,048,434
Diluted		209,683,580	172,048,434

HUDBAY MINERALS INC.

Consolidated Statements of comprehensive Income (Loss)

(in thousands of Canadian dollars)

	Year ended
	December 31,
	2014	2013

Profit (loss) for the year	$71,866	$(109,276)

Other comprehensive income (loss) (note 28):
Items that may be reclassified subsequently to profit or loss
Recognized directly in equity:
Net exchange gain on translation of foreign operations	185,248	87,669
Change in fair value of available-for-sale financial investments	49,193	(30,254)
	234,441	57,415

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial (loss) gain	(53,708)	36,158
Tax effect	7,585	(7,792)
	(46,123)	28,366

Transferred to income statements:
Change in fair value of available-for-sale financial assets	(48,594)	16,291
Sale of investments	(33)	(67)
Tax effect	2	—
	(48,625)	16,224

Other comprehensive income, net of tax, for the year	139,693	102,005

Total comprehensive income (loss) for the year	$211,559	$(7,271)

Attributable to:
Owners of the Company	$211,649	$322
Non-controlling interests	(90)	(7,593)

Total comprehensive income (loss) for the year	$211,559	$(7,271)

HUDBAY MINERALS INC.

Consolidated Statements of Changes in Equity

(in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital	Foreign currency translation	Available-for-	Hedging	Remeasurement	Retained		Non- controlling interests
	(note 25)	reserves	reserve	sale reserve	reserve	reserve	earnings	Total	(note 29)	Total equity

Balance, January 1, 2013	$1,020,458	$26,203	$10,579	$16,498	$—	$(105,216)	$685,250	$1,653,772	$(311)	$1,653,461
Loss	—	—	—	—	—	—	(101,359)	(101,359)	(7,917)	(109,276)
Other comprehensive income (loss) (note 28)	—	—	87,345	(14,030)	—	28,366	—	101,681	324	102,005
Total comprehensive income (loss)	—	—	87,345	(14,030)	—	28,366	(101,359)	322	(7,593)	(7,271)
Contributions by and distributions to owners:
Stock options exercised	630	(188)	—	—	—	—	—	442	—	442
Dividends (note 25b)	—	—	—	—	—	—	(18,925)	(18,925)	—	(18,925)
Total contributions by and distributions to owners	630	(188)	—	—	—	—	(18,925)	(18,483)	—	(18,483)

Balance, December 31, 2013	$1,021,088	$26,015	$97,924	$2,468	$—	$(76,850)	$564,966	$1,635,611	$(7,904)	$1,627,707

HUDBAY MINERALS INC.

Consolidated Statements of Changes in Equity

(in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital	Foreign currency translation	Available-for-	Hedging	Remeasurement	Retained		Non- controlling interests
	(note 25)	reserves	reserve	sale reserve	reserve	reserve	earnings	Total	(note 29)	Total equity

Balance, January 1, 2014	$1,021,088	$26,015	$97,924	$2,468	$—	$(76,850)	$564,966	$1,635,611	(7,904)	$1,627,707
Profit (loss)	—	—		—	—	—	71,956	71,956	(90)	71,866
Other comprehensive income (loss) (note 28)	—	—	185,248	568	—	(46,123)	—	139,693	—	139,693
Total comprehensive income (loss)	—	—	185,248	568	—	(46,123)	71,956	211,649	(90)	211,559
Contributions by and distributions to owners:
Stock options exercised	1,869	(590)	—	—	—	—	—	1,279	—	1,279
Equity issuance (note 25b)	607,298	—	—	—	—	—	—	607,298	—	607,298
Share issue costs, net of tax (note 25b)	(5,836)	—	—	—	—	—	—	(5,836)	—	(5,836)
Dividends (note 25b)	—	—	—	—	—	—	(4,251)	(4,251)	—	(4,251)
Total contributions by and distributions to owners	603,331	(590)	—	—	—	—	(4,251)	598,490	—	598,490
Non-controlling interests upon acquisition of Augusta (notes 5, 29)	—	—	—	—	—	—	—	—	45,500	45,500
Acquisition of non-controlling interests in Augusta (notes 5, 29)	—	—	—	—	—	—	—	—	(44,077)	(44,077)
Reclassification of non-controlling interests in Augusta (notes 5, 29)	—	1,423	—	—	—	—	—	1,423	(1,423)	—
Reclassification adjustment	—	—	—	—	—	—	—	—	1,073	1,073
Sale of subsidiary	—	—	(453)	—	—	—	—	(453)	6,921	6,468

Balance, December 31, 2014	$1,624,419	$26,848	$282,719	$3,036	$—	$(122,973)	$632,671	$2,446,720	$—	$2,446,720

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

1.      Reporting entity

HudBay Minerals Inc. (“HMI” or the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The consolidated financial statements of the Company for the years ended December 31, 2014 and 2013 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries as at December 31, 2014, include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. (“Hudbay Peru”), HudBay (BVI) Inc., Hudbay Arizona Corporation (“Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company with shares listed under the symbol “HBM” on the Toronto, Lima and New York stock exchanges. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto stock exchange and “HBM/WS” on the New York stock exchange. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and copper projects in Cusco (Peru) and Arizona (United States). The Group also has investments in a number of exploration companies. Hudbay’s vision is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

2.      Basis of preparation

(a)  Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective for the year ended December 31, 2014.

The Board of Directors approved these consolidated financial statements on February 19, 2015.

(b)  Functional and presentation currency:

The Group’s consolidated financial statements are presented in Canadian dollars, which is the Company’s and all material subsidiaries’ functional currency, except for Hudbay Peru, HudBay (BVI) Inc. and the Hudbay Arizona entities, which have a functional currency of US dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)  Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated balance sheets:

•                       Derivatives, embedded derivatives, other financial instruments at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets are measured at fair value.

•                       Liabilities for cash-settled share-based payment arrangements are measured at fair value.

•                       A defined benefit liability is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(d)  Use of judgements and estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The Group reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that the Group believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively in the period in which the estimates are revised and in any future periods affected.

The following are significant judgements and estimates impacting the consolidated financial statements:

•                  Acquisition accounting (notes 3a and 5) - during the acquisition of Augusta, judgement was required to determine if the acquisition represented a business combination or an asset purchase. More specifically, management concluded that the acquiree represented a business as it consisted of inputs and processes applied to those inputs which have the ability to create outputs. These inputs included proven and probable reserves and a skilled employee base. Processes in existence within the business included Rosemont project feasibility studies which documented a plan to carryout development and production of economic ore. In contrast, if judgement determined that the acquisition represented the purchase of an asset, there would be no goodwill generated on the transaction and acquisition costs would have been capitalized to the asset purchased rather than expensed.

•                  Valuation of an acquired business (note 5) - as the Group concluded that the acquisition of Augusta was a business combination, a valuation was required to determine the allocation of the purchase price. The fair values of the net assets acquired were calculated using significant estimates and judgements. In particular, the fair values of the net assets, including mineral properties, other property, plant and equipment have been determined using an independent valuation involving discounted cash flow calculations and other finance models. Such calculations and models were required to estimate, amongst other items, the amount and timing of extraction of mineralization, commodity prices, operating and capital input costs, discount rates and currency rates. The data utilized to estimate these key items included available reserve and resource reports, feasibility studies, macroeconomic studies and judgements regarding the timing of approval for project permitting. If estimates or judgements differed, this would result in a materially different allocation of net assets to the consolidated balance sheets and would result in a change in the amount of goodwill recognized.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

•                  Valuation and classification of the Peru sales tax receivable (note 9) - there is significant judgement involved when determining recoverability and timing of receipt of funds with governments of emerging markets. Based on a history of receipts from the government and positive audit compliance, management determined that recoverability of the amounts recorded was reasonable. In addition, based on the estimate of sales during 2015 as the Constancia operation ramps up, management concluded that substantially all of the receivable will be collected in 2015 and, as such, has classified most of the receivable amount as a current asset. A change in government policies or fiscal stability may lead to a change in the recorded amount and may result in a re-classification of a greater portion of the receivable from current to non-current.

•                  Impairment of non-financial assets (notes 3h, 3j and 15) - there are significant estimates involved in the determination of the recoverable amount of cash generating units (“CGU”). The Group has allocated goodwill to the Peru CGU and the Arizona CGU. Recoverable amounts are calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group’s most current life of mine (“LOM”) plans. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs and future foreign exchange rates. Expected future cash flows used to determine the recoverable amount during impairment testing are inherently uncertain and could materially change over time. Should managements’ estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Group’s consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked.

•                  Tax provisions (notes 30 and 24) - management makes estimates in determining the measurement and recognition of deferred tax assets and liabilities recorded on the consolidated balance sheets. The measurement of deferred tax assets and deferred tax liabilities is based on tax rates that are expected to apply in the period that the asset is realized or liability is settled based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected. At the end of each reporting period, management reassesses the period that assets are realized or liabilities are settled and the likelihood of taxable income in future periods in order to support and adjust the deferred tax assets and deferred tax liabilities recognized on the consolidated balance sheets.

•                  Timing of commercial production (note 3i) - during the year ended December 31, 2014, the Group determined that the Reed and Lalor projects met the criteria required to be considered commercial production mines.  Judgement was applied to ascertain the point in time when the group of mine assets associated with each project were capable of being used in the manner intended by management. Production plans and actual capacity were utilized in determining the appropriate timing. A change in judgement regarding timing of commercial production would have material impacts on the amount of revenues and depreciation recorded in the consolidated income statements and the valuation of property, plant and equipment in the consolidated balance sheets.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

•                  Functional currency (note 3b) - judgement was required in determining that the Canadian dollar is the appropriate functional currency of certain entities of Hudbay. This was determined by assessing the currency which influences sales prices for concentrate and metals sales, labour and input costs, as well as the currency in which Hudbay finances its operations. The Canadian dollar functional currency judgement results in foreign exchange gains and losses being recorded on the consolidated income statements pertaining to the revaluation of non-Canadian monetary assets and liabilities, most notably, the US denominated senior unsecured long-term debt and US denominated trade receivables, cash, working capital and intercompany balances. If judgement was altered and a different functional currency was selected for certain entities of Hudbay, this would result in material differences in the amounts recorded in the consolidated income statements pertaining to foreign exchange gains or losses.

•                  Units-of-production depreciation (note 3i) - a significant estimate is required to determine the total production basis for units-of-production depreciation. The most currently available reserve and resource report is utilized in determining this basis which will have material impacts on the amount of depreciation recorded through inventories and the consolidated income statements.

•                  Assaying utilized to determine revenues and recoverability of inventories (notes 3c and 3f) - assaying of contained metal is a key estimate in determining the amount of revenues recorded in the consolidated income statements. The estimate is finalized after final surveying is completed, which may extend to six months in certain transactions. Since assays are utilized to determine the value of recorded revenues, material differences in given assays may result in a material misstatement of revenues on the consolidated income statements. Assay survey results are also a factor utilized to determine if inventories on hand have a net realizable value that exceeds cost. Material differences in assay results may lead to misstatements of inventory balances in the consolidated balance sheets.

•                  Decommissioning and restoration obligations (notes 3m and 21) - significant judgement and estimates are utilized in the determination of the decommissioning and restoration provisions in the consolidated balance sheets. Judgement is involved in determining the timing and extent of cash outflows required to satisfy constructive obligations based on the timing of site closure in the LOM plans, expected unit costs to determine cash obligations to remediate disturbances and regulatory and constructive requirements to determine the extent of the remediation required. The timing of cash outflows is a key input in determining discount rates associated with discounting the provision. Changes in these estimates may result in a change in classification of the provision between non-current and current as well as material differences in the total provision recorded in the consolidated balance sheets.

•                  Accounting for stream transactions (note 20) - significant judgement is required in determining the appropriate accounting for the Silver Wheaton Corp. (“Silver Wheaton”) stream transactions that have been entered into. Management has determined that based on the agreements reached that Silver Wheaton assumes significant business risk associated with the timing and amount of ounces of gold and silver being delivered. As such, the deposits received from Silver Wheaton have been recorded as deferred revenue liabilities in the consolidated balance sheets. If judgement was altered and it was determined that Hudbay assumed the significant business risks associated with delivering the gold and silver ounces, then the deposits would be classified as financial liabilities and would be recorded in the consolidated balance sheets at fair value.

3.      Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Group entities.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(a)  Basis of consolidation:

Intercompany balances and transactions are eliminated upon consolidation. When a Group entity transacts with an associate or jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the relevant associate or joint venture. The accounting policies of Group entities are changed when necessary to align them with the policies adopted by the Company.

Subsidiaries

A subsidiary is an entity controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling interests

Non-controlling interests in subsidiaries are identified separately from the Group’s equity in the subsidiaries. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Business combinations and goodwill

When the Group makes an acquisition, it first determines whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. Management applies judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

The Group applies the acquisition method of accounting to business combinations, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (fair value) of assets acquired and liabilities and contingent liabilities assumed (identifiable net assets) on the basis of fair value at the date of acquisition. When the excess is negative, a bargain purchase gain is recognized immediately in the consolidated income statements. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgement in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

The consideration transferred is the aggregate of the fair values at the date of acquisition of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated income statements as incurred, unless they relate to issue of debt or equity securities.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRS. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date the Group attains control, and any resulting gain or loss is recognized in the consolidated income statements. Amounts previously recognized in other comprehensive income related to interests in the acquiree prior to the acquisition date are reclassified to the consolidated income statements, where such treatment would be appropriate if that interest were disposed of.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is not larger than an operating segment before aggregation. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal. An impairment loss in respect of goodwill is not reversed.

Goodwill is not amortized and is tested for impairment annually and whenever there is an indication of impairment for intangible assets with indefinite useful lives. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use.

Fair value for mineral interests and related goodwill is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development.

The weighted average cost of capital of the Group or comparable market participants is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual cash-generating units operate and the specific risks related to the development of the project.

Where the asset does not generate cash flows that are independent of other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated income statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(b)  Translation of foreign currencies:

Management determines the functional currency of each Group entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the noon exchange rate. Non-monetary assets and liabilities measured at fair value are translated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when an entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenues and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

Foreign currency gains and losses arising on translation are recognized in the consolidated income statements, except for differences arising on translation of available-for-sale equity instruments, a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.

Foreign operations

For the purpose of the consolidated financial statements, assets and liabilities of Group entities that have functional currencies other than the Canadian dollar are translated to Canadian dollars at the reporting date using the noon exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the consolidated income statements as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interests. On disposal of a partial investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion is reclassified to profit and loss.

Net investment in a foreign operation

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve.

(c)  Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges and pre-production revenue.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Sales revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, the Group has insignificant continuing management involvement with the goods, the amount of revenue can be measured reliably, recovery of the consideration is probable and the associated costs and possible return of goods can be estimated reliably. Transfers of risks and rewards vary depending on individual contract terms; this frequently occurs at the time when title passes to the customer. For medium and long-term contracts, revenue recognition criteria are assessed for individual sales within the contracts. Revenues from the sale of by-products are included within revenue.

Sales of concentrate and certain other products are “provisionally priced”. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are met, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Such a provisional sale contains an embedded derivative that must be separated from the host contract. At each reporting date, provisionally priced metal sales are marked to market, with adjustments (both gains and losses) recorded in revenue in the consolidated income statements and in trade and other receivables on the consolidated balance sheets.

The Group recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition.

Interest revenue is recognized in finance income as it accrues, using the effective interest method.

Dividend revenue from investments is recognized when the shareholder’s right to receive payment has been established provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

(d) Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, and profit sharing, royalty payments, share-based payments and other indirect expenses related to producing operations.

(e)  Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the consolidated income statements and in investing activities on the consolidated statements of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date are classified as non-current assets and presented in restricted cash on the consolidated balance sheets. Changes in restricted cash balances are classified as investing activities on the consolidated statements of cash flows.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(f)   Inventories:

Inventories consist of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the consolidated income statements as an impairment charge in cost of sales.

Cost of production of concentrate inventory is determined on a weighted average cost basis and the cost of production of finished metal inventory is determined using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. Hudbay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgement are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

Supplies are valued at the lower of average cost and net realizable value. A regular review is undertaken to determine the extent of any provision for obsolescence.

(g)  Intangible assets:

Computer software is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating it in the manner intended by management.

Amortization methods, useful lives, and residual values if any, are reviewed at each year end and adjusted prospectively. When an intangible asset is disposed of, or when no further economic benefits are expected, the asset is derecognized, and any resulting gain or loss is recorded in the consolidated income statements.

Currently, the Group’s intangible assets relate primarily to an enterprise resource planning (“ERP”) information system. Amortization commenced in April 2011 upon implementation of the ERP system and is calculated on a straight-line basis over its estimated useful life. The expected useful life of the ERP system is 7 years from initial implementation.

(h)  Exploration and evaluation expenditures:

Exploration and evaluation activity begins when the Group obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interests in mineral rights, licenses and properties and the costs of the Group’s exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

The Group expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. The Group expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the statement of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgement is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

The Group monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Group tests the exploration and evaluation assets or their cash-generating units, as applicable, for impairment. The Group also tests impairment when assets reach the end of the exploration and evaluation phase.

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Group has completed a preliminary feasibility study, some of the resources have been converted to reserves, and management determines it is probable the property will be developed into a mine. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.

(i)  Property, plant and equipment:

The Group measures items of property, plant and equipment at cost less accumulated depreciation and any accumulated impairment losses.

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation for which the Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Any revenue earned in the process of preparing an asset to be capable of operating in the manner intended by management is included in the cost of the constructed asset. Any other incidental revenue earned prior to commencement of commercial production is recognized in the consolidated income statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Carrying amounts of property, plant and equipment, including assets under finance lease, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the consolidated income statements.

(i)                      Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate.

Capital works in progress are not depreciated.

(ii)                   Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgement and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(iii)                Plant and equipment:

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under finance lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

(iv)               Commercial production:

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. The Group considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

(v)                  Capitalized borrowing costs:

The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the consolidated income statements in the period in which they are incurred.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(vi)               Depreciation rates of major categories of assets:

-	Capital works in progress	- not depreciated
-	Mining properties	- unit-of-production
-	Mining assets	- unit-of-production
-	Other plant assets	- straight-line over 1 to 10 years
-	Equipment	- straight-line over 1 to 10 years

The Group reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

(j)  Impairment of non-financial assets:

At the end of each reporting period, the Group reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and intangible assets - computer software to determine whether there is any indication of impairment. If any such indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. The Group generally assesses impairment at the level of cash-generating units, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

The Group’s cash-generating units consist of Manitoba, Peru, Arizona, Balmat and exploration and evaluation assets.

The Group allocates exploration and evaluation assets to cash-generating units based on their operating segment, geographic location and management’s intended use for the property. Exploration and evaluation assets are allocated to cash-generating units separate from those containing producing or development-phase assets, except where exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

Goodwill is tested for impairment annually and whenever there is an indication that the asset may be impaired. In 2014 and in prior years, the Group’s accounting policy was to perform its annual goodwill impairment test on September 30, of each year. Effective January 1, 2015, the Group voluntarily changed its accounting policy to perform its annual goodwill impairment test on the first day of its fourth quarter, or October 1, of each year. The change to the annual goodwill and indefinite life intangible assets impairment testing date is preferable under the circumstances as the new impairment testing date is better aligned with the timing of the Group’s annual planning, and budgeting processes and the timing remains consistent with the Group’s annual financial reporting process. The resulting change in accounting policy related to the annual testing date will not avoid an impairment charge of the Group’s goodwill. The Group will prospectively apply the change in the annual goodwill impairment testing date.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or cash-generating unit is made. The recoverable amount is the higher of the fair value less costs of disposal and value in use:

•                         Fair value less costs of disposal is the amount obtainable from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

•                         Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or cash-generating unit in its present form and its eventual disposal, discounted using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

The Group estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels and cash costs of production, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management’s confidence in converting such resources to proven and probable reserves. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Group’s investments in mining properties.

If the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the consolidated income statements in the expense category consistent with the function of the impaired asset or cash-generating unit. The Group presents impairment losses related to operating assets in cost of sales. Impairment losses recognized in respect of a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amounts of other assets in the cash-generating unit on a pro rata basis.

The Group assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exist. Such an impairment loss is reversed, in full or in part, if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the consolidated income statements. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(k)  Assets held for sale:

The Group classifies non-current assets, or disposal groups consisting of assets and liabilities, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets or disposal groups must be available for immediate sale in their present condition. The Group must be committed to a plan to sell the assets or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Group measures assets or disposal groups at the lower of their carrying amount and fair value less costs of disposal. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in the consolidated income statements; however, gains are not recognized in excess of any cumulative impairment loss. Upon classifying assets or disposal groups as held for sale, the Group presents the assets separately as a single amount and the liabilities separately as a single amount on the consolidated balance sheets. When an asset no longer meets the criteria for classification as an asset held for sale, the Group records the asset at the lower of its recoverable amount and the carrying amount before the asset was classified as held for sale.

(l)  Pension and other employee benefits:

The Group has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non pension health and other post employment benefits to certain active employees and pensioners (post employment benefits) and also provides disability income, health benefits and other post employment benefits to hourly and salaried disabled employees (other long-term employee benefits).

The Group accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and post employment benefits. The actuarial determination of the accrued benefit obligations for pensions and post employment benefits uses the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For other long-term employee benefits, the Group recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants.

For the funded defined benefit plans, the Group recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the consolidated balance sheets. However, the Group recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes. Impacts of minimum funding requirements in relation to past service are considered when determining the balance sheet position.

Defined benefit costs are categorized as follows:

•                  Service costs (including current service cost, past service cost, as well as gains and losses on curtailments and settlements and administration costs),

•                  Net interest expense or income, and

•                  Remeasurement

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

The first two components of defined benefit costs shown above are recognized in profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Remeasurement, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated balance sheets with a charge or credit recognised in other comprehensive income in the period in which they occur. Remeasurement recognised in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

The Group also has defined contribution plans providing pension benefits for certain of its salaried employees and certain of its US employees utilizing 401K plans. The Group recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

(m)  Provisions:

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable than an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management’s best estimate of the amount required to settle an obligation.

Provisions are stated at their present value. The present value is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Group’s current and previous operating and development sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate, and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows are capitalized and depreciated over the life of the related asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded. For closed sites, changes to estimated costs are recognized immediately in the consolidated income statements within other operating expenses.

The Group assesses the reasonableness of its estimates and assumptions each year and when conditions change. The estimates are revised accordingly. Judgement is required to determine the scope of future decommissioning and restoration activities, as well as such estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost, result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Group considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36, Impairment of Assets. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense.

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the Group’s operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Group operates. The Group is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. The Group records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when management, with appropriate authority within the Group, has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(n)  Financial Instruments:

Financial assets, financial liabilities, and non-financial derivative contracts are initially recognized at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument’s classification. The Group uses trade date accounting for regular way purchases or sales of financial assets. The Group determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheets when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i)                      Non-derivative financial instruments — classification:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified or designated as FVTPL or available-for-sale. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Gains and losses are recorded in the consolidated income statements when the loans and receivables are derecognized or impaired, and through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity, other than financial assets that meet the definition of loans and receivables or that are designated as FVTPL or available-for-sale. Subsequent to initial recognition, financial assets classified as held-to-maturity are held at amortized cost using the effective interest method, less any impairment losses. The Group does not currently have any financial assets classified as held-to-maturity.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified as loans and receivables, held-to-maturity, or fair value through profit or loss. Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Gains and losses are recorded in other comprehensive income (“OCI”) and presented in equity within the available-for-sale reserve, with the exception of impairment losses and foreign currency differences on monetary available-for-sale financial assets, which are immediately recognized in the consolidated income statements. When available-for-sale assets are derecognized or determined to be impaired, the cumulative gain or loss previously recognized in the available-for-sale reserve is transferred to the consolidated income statements. The Group has classified investments in shares of Canadian metals and mining companies as available-for-sale assets.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities at FVTPL consist of those classified as held-for-trading and those designated as FVTPL on initial recognition. Financial instruments are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term or if they are derivatives that are not designated in effective hedging relationships. Upon initial recognition, transaction costs are recognized in the consolidated income statements as incurred. Financial assets and financial liabilities at FVTPL are measured at fair value, and changes in fair value are recognized in other finance gains and losses except gains and losses on the non-hedge financial derivatives related to customer sales contracts are presented in revenue. The Group’s FVTPL category currently contains only derivatives and embedded derivatives. During the years ended December 31, 2014 and December 31, 2013, the Group’s financial assets and liabilities at FVTPL consisted of derivatives, embedded derivatives and investments in warrants classified as held-for-trading; the Group did not have any financial assets or liabilities designated as FVTPL on initial recognition.

Financial liabilities at amortized cost

Subsequent to initial recognition, the Group measures financial liabilities, other than those at FVTPL and those that are derivatives in designated hedging relationships, at amortized cost using the effective interest method. Gains and losses on derecognition are recognized in other finance gains and losses.

(ii)                   Derivatives:

Derivatives are initially recognized at fair value when the Group becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group’s expected purchase, sale or usage requirements are not recognized as derivatives. Such contracts are recorded as non-derivative purchases and sales.

(iii)                Embedded derivatives:

The Group considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

(iv)               Hedge accounting:

The Group may use derivatives and non-derivative financial instruments to manage exposures to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in the consolidated income statements in the same period.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

At the inception of a hedge, the Group formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows. The Group tests effectiveness each period.

In a cash flow hedging relationship, the effective portion of changes in the fair value of the hedging derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statements and is included in other finance gains and losses. Amounts previously recognized in other comprehensive income are reclassified to the consolidated income statements in the same periods as the hedged cash flows affect profit or loss and are presented on the same line of the consolidated income statements as the recognized hedged item. When the hedged item is a non-financial asset or liability, the amounts previously recognized in other comprehensive income are reclassified to the carrying amount of the non-financial asset or liability.

Hedge accounting is discontinued prospectively if the hedging instrument is sold, terminated or exercised, if the hedge no longer meets criteria for hedge accounting, or if the Group revokes the hedge designation. In these cases, any gain or loss accumulated in equity (in the hedging reserve) remains in equity until the forecast transaction occurs, at which time it is reclassified to the consolidated income statements. If the forecast transaction is no longer expected to occur, any gain or loss accumulated in equity is reclassified immediately from equity to the consolidated income statements.

(v)                  Fair values of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are generally used for assets held or liabilities to be issued; asking prices are generally used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Group applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                   Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                   Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

•                   Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 31.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(vi)               Impairment of financial instruments:

Each reporting date, the Group assesses financial assets not carried at FVTPL to determine whether there is objective evidence of impairment. A financial asset or group of financial assets is impaired if objective evidence indicates that one or more events occurred after initial recognition of the asset that negatively affected the estimated future cash flows of the financial asset or group of financial assets.

Objective evidence that financial assets are impaired can include significant financial difficulty of the issuer or debtor, default or delinquency in interest or principal payments, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. For an investment in an equity security, a significant or prolonged decline in the fair value of the security below its cost is also objective evidence of impairment.

Impairment of financial assets carried at amortized cost:

The Group considers evidence of impairment for loans and receivables and any held-to-maturity investments at both a specific asset and collective level. First, the Group specifically assesses financial assets that are individually significant and groups of financial assets that are not individually significant. If evidence of impairment is not identified in the specific assessment, the Group then combines assets based on similar credit risk characteristics (excluding any assets that were specifically determined to be impaired) and collectively assesses them for impairment. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

If there is objective evidence that an impairment loss has been incurred, the Group measures the amount of the loss as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred), discounted at the financial asset’s original effective interest rate.

In recording the impairment loss, the Group recognizes impairment loss in the consolidated income statements and reduces the carrying amount of the financial asset using an allowance account, unless the Group is satisfied that no recovery of the amount owing is possible; at that point amounts are considered unrecoverable and are written off against the financial asset directly.

If, in a subsequent year, the amount of the estimated impairment loss decreases as a result of an event occurring after the impairment was recognized, the Group reverses all or a portion of the previously recognized impairment loss by adjusting the asset carrying value or the allowance account and recognizing the reversal in the consolidated income statements in other finance gains and losses.

Impairment of available-for-sale financial assets:

Impairment losses on available-for-sale investments are recognized by transferring the cumulative loss that has been recognized in other comprehensive income (and presented in the available-for-sale reserve in equity) to the consolidated income statements. The amount of the impairment loss is the difference between the investment’s acquisition costs, net of any principal repayments and amortization, and its current fair value, less any impairment loss previously recognized in the consolidated income statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Impairment losses recognized in the consolidated income statements related to available-for-sale equity investments are not subsequently reversed. Any subsequent increases in fair value of the equity investments are recognized in other comprehensive income. However, impairment losses recognized related to available-for-sale debt instruments are subsequently reversed, in whole or in part, if the fair value of the debt instrument increases as a result of an event occurring after the impairment loss was recognized, and the amount of the reversal is recognized in the consolidated income statements in other finance gains and losses.

The Group presents impairment losses and reversals of impairment losses recognized in the consolidated income statements in other finance gains and losses.

(vii)            Derecognition of financial instruments:

The Group derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Group transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. The Group derecognizes financial liabilities when its contractual obligations are discharged or cancelled or expire.

(o)  Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Hudbay is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination is made.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax basis of assets and liabilities, and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•                       where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

•                       in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•                       where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                       in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that it is probable that taxable profit will be available to offset the deductible temporary differences, the Group recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Judgement is required in determining whether deferred tax assets are recognized on the consolidated balance sheets. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the consolidated income statements. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(p)  Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

Other capital reserve

The other capital reserve is used for equity-settled share-based payments and includes amounts for stock options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

Hedging reserve

The hedging reserve contains the effective portion of the cumulative change in the fair value of cash flow hedging derivative instruments related to hedged transactions that have not yet occurred.

Available-for-sale reserve

The available-for-sale reserve contains the cumulative change in the fair value of available-for-sale investments with the exception of impairment losses and foreign currency differences on monetary available-for-sale assets. Gains and losses are reclassified to the consolidated income statements when the available-for-sale investments are impaired or derecognized.

(q)  Share-based payments:

Hudbay offers a Deferred Share Unit (“DSU”) plan for non-employee members of the Board of Directors and a Restricted Share Unit (“RSU”) plan and stock option plan for employees. These plans are included in provisions on the consolidated balance sheets and further described in note 26.

Cash-settled transactions, consisting of DSUs and RSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statements. The Group values the liabilities based on the change in the Company’s share price. Additional DSUs and RSUs are credited to reflect dividends paid on Hudbay common shares over the vesting period. DSU and RSU liabilities are included in provisions on the consolidated balance sheets, and changes in the fair value of the liabilities are recorded in the consolidated income statements. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company’s common shares for the five trading days prior to issuance or redemption.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

RSUs vest on or before December 31st of the third calendar year after the grant date. Hudbay settles RSUs on the vest date with a cash payment based on the closing price of the Company’s common shares shortly prior to the vest date. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Group. Valuations of RSUs reflect estimated forfeitures.

Equity-settled transactions with employees relate to stock options and are measured by reference to the fair value at the earlier of the grant date and the date that the employees unconditionally became entitled to the awards. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Group believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at the grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(r)  Earnings per share:

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which currently consist of stock options granted to employees and warrants.

When calculating earnings per share for periods where the Group has a loss, Hudbay’s calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

(s)  Leases:

Finance leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to the Group, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the consolidated income statements as finance costs. The Group currently does not have any finance leases.

Under operating lease arrangements, the risks and rewards incidental to ownership are not transferred to the Group. Operating lease payments are recognized as an expense in the consolidated income statements on a straight-line basis over the lease term.

(t)  Segment reporting:

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses and for which discrete financial information is available. The Group’s chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, the Group considers location and decision-making authorities. Refer to note 35.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(u)  Statements of cash flows:

The Group presents interest paid and dividends paid as financing activities and interest received as an investing activity in the consolidated statements of cash flow. The Group presents the consolidated statements of cash flows using the indirect method.

4.      New standards

New standards and interpretations adopted in the year

As required by the IASB, effective January 1, 2014 the Group adopted the following amendments to IFRS:

•                  Amendments to IAS 32, Offsetting Financial Assets and Liabilities - in October 2009, the IASB issued an amendment to IAS 32 Offsetting Financial Assets and Liabilities, which clarifies certain aspects of offsetting and net and grow settlement. The Group’s adoption of this amendment had no effect on its consolidated financial statements.

•                  Amendments to IAS 36, Impairment of Assets - in May 2013, the IASB issued an amendment to IAS 36, Impairment of assets, which require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

•                  IFRIC 21, Levies - IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a level is the activity that triggers the payment of the levy, as identified by the legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. The Group’s adoption of this standard had no effect on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

New standards and interpretations not yet adopted

•                  IFRS 9, Financial Instruments (“IFRS 9 (2009)”) — this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 (2009) provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in OCI. The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date. The new standard also requires use of a single impairment method, replacing the multiple impairment methods in IAS 39, and amends some of the requirements of IFRS 7 Financial Instruments: Disclosures. IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except for changes related to financial liabilities measured at fair value under the fair value option and derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument. The IASB has tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

•                  IFRS 15, Revenue from Contracts with Customers - in May 2014, the IASB issued this standard which is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017, and may consider earlier adoption. The Group has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

•                  Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) - on May 12, 2014, the IASB issued amendments to clarify that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption for an intangible asset, however, can be rebutted in certain limited circumstances. The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early adoption permitted. The Group is currently evaluating the impact of applying the amendments, however does not anticipate that there will be any impact on its current method of calculating depreciation or amortization.

5.      Acquisition of Augusta Resource Corporation

On July 16, 2014, the Group obtained control of Hudbay Arizona (formerly named Augusta Resource Corporation), a Canadian company whose primary asset is the Rosemont copper project near Tucson, Arizona.

Hudbay obtained control of Augusta by acquiring Augusta common shares to increase the Group’s equity interest in Augusta from approximately 16% to 92%. On July 29, 2014 and September 23, 2014, Hudbay acquired the remaining outstanding common shares and now wholly owns Augusta. Acquiring control of Augusta allows the Group an opportunity to develop the Rosemont project and significantly increase Hudbay’s future copper production.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

For the year ended December 31, 2014, Augusta has contributed to net income in the amount of $1,967 to the Group’s results. Augusta does not currently earn revenue as it is in the development stage. If the acquisition had occurred on January 1, 2014, management estimates that there would be no revenue and profit for the period in Hudbay Arizona would have been $14,381. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2014.

Consideration transferred:

The following summarizes the acquisition date fair value of the major classes of consideration transferred:

Equity instruments (36,613,464 common shares)	$393,947
Warrant instruments (19,759,641 warrants)	42,087
Fair value of shares previously owned by the Group (23,058,585 common shares)	84,391

Consideration transferred - July 16, 2014	$520,425

The fair value of the common shares issued was based on Hudbay’s listed share price of $10.76 at the July 16, 2014 acquisition date. The fair value of the warrants issued was based on a Black- Scholes option pricing calculation of $2.13. The fair value of the shares previously owned by the Group was based on Augusta’s listed share price of $3.66 at the July 16, 2014 acquisition date.

The Group took up the remaining 3,837,190 shares at a fair value of $40,679 based on Hudbay’s listed share prices of $11.62 and $9.68 on July 29, 2014 and September 23, 2014, respectively. The Group issued 2,070,849 warrant instruments with a fair value of $3,398 based on Hudbay’ listed warrant prices of $2.25 and $1.09 on July 29, 2014 and September 23, 2014, respectively.

Immediately prior to the acquisition, Augusta settled its outstanding in the money stock options, restricted units and convertible notes through the issuance of Augusta shares and settled its out of the money options in cash under the terms of the acquisition.

During the year ended December 31, 2014, the Group incurred acquisition related costs of $16,689 mainly relating to external legal and advisory fees and due diligence costs, which were expensed on the consolidated income statements as part of Augusta related costs. In addition, the Group incurred share issue costs of $170 and presented these as a deduction from share capital.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Identifiable assets acquired and liabilities assumed:

The Group has completed the purchase price allocation, resulting in recognized amounts of identifiable assets acquired and liabilities assumed as follows:

Cash and cash equivalents	$3,261
Receivables and other current assets	1,486
Long-term receivable and other assets	9,896
Mineral properties	680,636
Other property, plant and equipment	83,626
Trade and other payables	(35,949)
Warrant liability	(6,278)
Current portion of long-term debt	(125,918)
Deferred tax liabilities	(167,898)

Total net identifiable assets acquired	$442,862

The fair values of the mineral properties have been calculated using significant judgements. In particular, the fair values of mineral properties, and other property and plant and equipment have been determined based on an independent valuation.

The fair value of the acquired receivables was valued at $10,011. Based on the valuation performed at the acquisition date, management expected all contractual cash flows to be collectible. The long-term receivable relates to the amounts collectible from the joint venture partner.

The Group recognized goodwill as a result of the acquisition as follows:

Total consideration transferred	$436,034
Fair value of previous interest in acquiree	84,391
Non-controlling interest of measured based on proportionate share	45,500
Less: value of net identifiable asset acquired	(442,862)

Goodwill upon acquisition on July 16, 2014	$123,063

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes. As a result of foreign exchange translation, the goodwill balance increased to $132,806 as at December 31, 2014.

The Group recognized a gain of $50,268 in other finance gains (losses) as a result of remeasuring its existing 16% interest in Augusta to fair value. Of this amount, $34,931 represented impairment losses recognised in previous periods and $15,337 represented a transfer of gains recognized in previous periods from the available-for-sale reserve within equity into the consolidated income statements (note 7f).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

6.      Assets held for sale

On January 17, 2014 the Group closed the sale of its wholly owned subsidiary, Hudbay Michigan Inc. (“Hudbay Michigan”), which owned a 51% interest in Back Forty Joint Venture LLC, which owns the Back Forty project in Michigan; the remaining 49% is owned by Aquila Resources Inc. (“Aquila”).

The final share consideration valued at $2,425 was received during the first quarter of 2014 (18,650,193 common shares of Aquila based on a price of $0.13 per share), together with other non-cash consideration. Including the shares issued in the transaction, the Company owns and controls 33,017,758 Aquila common shares, representing approximately 18.0% of the issued and outstanding shares, which are included in the available-for-sale investments. The sale was completed pursuant to a previously announced purchase agreement dated November 7, 2013. As the sale closed after December 31, 2013, the Back Forty project was reported as an asset held for sale as at December 31, 2013.

On January 27, 2015 Aquila announced that it has entered into a transaction with the Group to terminate the Group’s existing net smelter return royalty on the Back Forty project for consideration of US$1,000 in cash and US$225 in Aquila common shares. The proposed transaction is expected to close in the first quarter of 2015.

7       Revenue and expenses

(a) Revenue

The Group’s revenue by significant product types:

	Year ended
	December 31,
	2014	2013
Copper	$234,206	$210,353
Zinc	267,102	219,125
Gold	87,484	99,531
Silver	14,209	14,368
Other	4,979	5,796
	607,980	549,173
Treatment and refining charges	(29,255)	(19,853)
Pre-production revenue	(18,769)	(12,519)

	$559,956	$516,801

Pre-production revenue in 2014 relates to revenue earned from production at the Reed and Lalor mines. Pre-production revenue in 2013 relates to revenue earned from production at the Group’s Lalor, 777 North and Reed projects in Manitoba. Revenues related to inventory produced prior to commencement of commercial production are credited against capital costs rather than recognized as revenue in the consolidated income statements.

Included in revenue for the year ended December 31, 2014 are gains related to unrealized non-hedge derivative contracts of $4,310 (year ended December 31, 2013 - loss of $6,266).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the consolidated income statements as follows:

	Year ended
	December 31,
	2014	2013
Cost of sales	$92,444	$76,714
Selling and administrative expenses	769	795
	$93,213	$77,509

(c) Share-based payment expense

Share-based payment expenses are reflected in the consolidated income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Year ended December 31, 2014
Cost of sales	$989	$—	$989
Selling and administrative expenses	4,573	1,842	6,415
Other operating expenses	665	—	665
Exploration and evaluation	(31)	—	(31)

	$6,196	$1,842	$8,038
Year ended December 31, 2013
Cost of sales	$1,021	$—	$1,021
Selling and administrative expenses	2,531	728	3,259
Other operating expenses	544	—	544
Exploration and evaluation	27	—	27

	$4,123	$728	$4,851

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(d) Employee benefits expense

This table presents employee benefit expense recognized in the Group’s consolidated income statements, including amounts transferred from inventory upon sale of goods.

	Year ended December 31,
	2014	2013
Current employee benefits	$138,983	$130,813
Profit-sharing plan expense	5,985	7,771
Share-based payments (notes 7c, 26)
Cash-settled restricted share units	6,196	4,123
Cash-settled deferred share units	1,842	728
Employee share purchase plan	1,682	1,408
Post-employment pension benefits
Defined benefit plans	12,319	15,897
Defined contribution plans	953	962
Other post-retirement employee benefits	11,430	11,464
Termination benefits	1,761	1,357
Restructuring	—	281

	$181,151	$174,804

Manitoba has a profit sharing plan whereby 10% of Manitoba’s after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

The Group has an employee share purchase plan for executives and other eligible employees where participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares. The Group makes a matching contribution of 75% of the participant’s contribution.

See note 22 for a description of the Group’s pension plans and note 23 for the Group’s other employee benefit plans.

(e) Other operating income and expenses

	Year ended
	December 31,
	2014	2013
Net loss on sale of property, plant and equipment	$102	$2,673
Joint venture operator fee income	(1,416)	—
Cost of non-producing properties	13,132	6,524
Other income	(564)	(913)
	$11,254	$8,284

Other operating income includes higher charges related to lower discount rates on decommissioning and restoration liabilities for non-producing mines.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(f)     Finance income and expenses

	Year ended
	December 31,
	2014	2013
Finance income
Interest income	$(4,510)	$(10,802)
Less: adjustment to interest capitalized	923	7,308
Other finance income	(315)	—
	(3,902)	(3,494)
Finance expense
Interest expense on long-term debt	90,248	58,655
Unwinding of accretion on financial liabilities at amortized cost	1,535	2,126
Unwinding of discounts on provisions	3,785	3,304
Other finance expense	6,309	5,617
	101,877	69,702
Interest capitalized	(91,783)	(60,781)
	10,094	8,921
Other finance (gains) losses
Net foreign exchange loss	18,320	24,522
Change in fair value of financial assets and liabilities at fair value through profit loss:
Hudbay and Augusta warrants	(25,725)	—
Prepayment option embedded derivative (note 19a)	2,145	2,839
Investments classified as held-for-trading	8	241
Net gain reclassified from equity on disposal of available- for-sale investments and acquisition of Augusta (note 28)	(50,004)	(67)
Net gain from impairment of non-trade receivable	—	(129)
Reclassified from equity on impairment of available-for-sale investments (note 28)	1,377	16,291
	(53,879)	43,697

Net finance (income) expense	$(47,687)	$49,124

Interest expense is capitalized to the Constancia and Rosemont projects related to the other financial liabilities at amortized cost and long-term debt (notes 18, 19).

During the year ended December 31, 2014, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $1,377 (2013 - $16,291) from the available-for-sale reserve within equity to the consolidated income statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(g)     Impairment

During the year ended December 31, 2013, the Group recognized an impairment loss of $15,356 related to its Back Forty project in Michigan. This was determined based on the difference between carrying value and fair value less costs of disposal which was determined based on the fair value of the consideration to be received for the sale of the asset (see note 6). The Group allocated the impaired loss to the exploration and evaluation assets related to the Back Forty project. These assets are presented within the assets held for sale line item on the consolidated balance sheets as at December 31, 2014. On the consolidated income statements, the impairment loss is presented in the asset impairment loss line item. The Group presented the impairment loss within the corporate and other activities in note 35.

(h)     Loss on disposal of subsidiary

During the year ended December 31, 2014, the Group recognized a loss of $6,512 on the disposition of its Back Forty project in Michigan (note 6). This mainly resulted from the derecognition of the non-controlling interest and cumulative translation adjustments recorded in the entity (note 29). The Group has presented the loss within corporate and other activities in note 35.

8.                   Cash and cash equivalents

	Dec. 31, 2014	Dec. 31, 2013
Cash on hand and demand deposits	$206,388	$424,696
Short-term money market instruments with maturities of three months or less at acquisition date	885	206,731

	$207,273	$631,427

9.                   Trade and other receivables

	Dec. 31, 2014	Dec. 31, 2013
Current
Trade receivables	$43,087	$41,144
Embedded derivatives - copper provisional pricing (note 31c)	(1,807)	1,307
Statutory receivables	144,836	116,185
Receivable from joint venture partner	12,607	—
Other receivables	12,520	9,662
	211,243	168,298
Non-current
Statutory receivables - Peruvian sales tax	553	57,376
Receivable from joint venture partner	23,487	—
Other receivables	784	—
	24,824	57,376

	$236,067	$225,674

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

As commercial production commenced at the Reed mine on April 1, 2014, the Group has a receivable for 30% of the applicable development costs as well as other amounts due from our joint venture partner, VMS Ventures Inc. (“VMS Ventures”) pursuant to the Reed Lake Project Joint Venture Agreement. The receivable will be repaid by offsetting amounts owed to VMS Ventures for the purchase of their proportionate share of the Reed mine ore. The receivable has been discounted and has been classified based on the expected timing of ore purchases. As at December 31, 2014, the receivable from VMS Ventures was $20,206.

The remaining balance in the receivable from joint venture partner is related to the Group’s joint venture partner for the Rosemont project in Arizona. On September 16, 2010, Rosemont and United Copper & Moly LLC (“UCM” or “Partner”), a company formed by Korea Resources Corporation and LG International Corp. to hold their interest in the Rosemont joint venture, executed an Earn-In Agreement (the “EI Agreement”) whereby UCM can acquire up to a 20% interest in the Rosemont joint venture by funding $176,000 of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont project as follows: Tranche 1 - a maximum $70,000 for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”); and once the material permits are issued and construction has commenced; Tranche 2 - $106,000 for construction costs can be released. Once UCM has earned its 20% interest in the Rosemont joint venture, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011, UCM completed its Tranche 1 cash investment of $70,000 and earned a 7.95% interest in the Rosemont joint venture.  Rosemont is currently funding the pre-construction costs until such time as the final material permits have been obtained at which time UCM’s portion of these costs will become payable. The receivable has been classified as non-current.

As at December 31, 2014, $142,548 (December 31, 2013 - $114,651) of the current statutory receivables and all of the non-current statutory receivable relate to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures for its Constancia project. The non-current portion has not been discounted given it is a statutory receivable. Hudbay Peru expects to receive the current portion within a year and the non-current refunds once the project reaches commercial production, as the accumulated sales tax pool is refundable up to 18% of the revenue earned each month. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2d).

10.    Inventories

	Dec. 31, 2014	Dec. 31, 2013
Current
Work in progress	$2,494	$7,718
Finished goods	62,218	30,746
Materials and supplies	22,997	13,737
	87,709	52,201
Non-current
Materials and supplies	7,857	7,888

	$95,566	$60,089

The cost of inventories recognized as an expense and included in cost of sales amounted to $357,215 for the year ended December 31, 2014 (year ended December 31, 2013 - $308,065).

During the year ended December 31, 2014, the Group recognized an expense of $5,685 in cost of sales related to write-downs of the carrying value of zinc inventories to net realizable value (year ended December 31, 2013 - $5,011). For zinc inventories sold during the period, the related amount transferred from inventory to cost of sales was $10,696 less than it would have been had write-downs not been previously recognized. As a result, for the year ended December 31, 2014, the net impact on cost of sales, related to zinc inventory write-downs, was a decrease of $5,011.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

11.            Prepaid expenses

	Dec. 31, 2014	Dec. 31, 2013
Current
Prepayments to suppliers related to capital projects	$8,672	$18,962
Prepaid insurance and other	6,633	9,955
	15,305	28,917
Non-current
Other	246	574

	$15,551	$29,491

12.            Other financial assets

	Dec. 31, 2014	Dec. 31, 2013
Current
Derivative assets	$1,345	$807

Non-current
Available-for-sale investments	18,694	48,281
Investments at fair value through profit or loss	—	7
Deferred financing fees	5,110	—
Restricted cash	49,093	22,894
	72,897	71,182

	$74,242	$71,989

Available-for-sale investments

Available for sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. During the year ended December 31, 2014 and year ended December 31, 2013, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $1,377 and $16,291, respectively, from the available-for-sale reserve within equity to the consolidated income statements (notes 7f and 28).

The following table summarizes the change in available-for-sale investments:

	Dec. 31, 2014	Dec. 31, 2013

Balance, beginning of year	$48,281	$71,260
Additions	6,381	7,516
Increase (decrease) from remeasurement to fair value (note 28)	49,193	(30,254)
Reclassification upon acquisition of control of Hudbay Arizona	(84,391)	—
Disposals	(770)	(241)

Balance, end of year	$18,694	$48,281

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Credit facility, letters of credit and restricted cash

In June 2014, the Group entered into a US$150 million standby credit facility with two lenders to provide financing for expenditures on the Constancia project, if required. The facility has a term of four years, with any drawdowns bearing interest at LIBOR + 3.50%. Repayments of any advances made under this facility will commence on December 31, 2015 and will require full repayment by September 30, 2018. Prepayments of the facility can be made any time without penalty. The facility is unconditionally guaranteed by the Company and is secured by a pledge of assets of its Peruvian subsidiary. The facility contains customary financial covenants applicable to the Company’s Peruvian subsidiary that are to be complied with commencing December 31, 2015. No amounts have been drawn down as at December 31, 2014.  An initial drawdown of US$81.5 million occurred on February 3, 2015.

On November 3, 2010, Hudbay arranged a revolving credit facility with a syndicate of lenders. In September 2013, the Company entered into various amendments with the lenders. The facility has a maturity date of September 12, 2016, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s material subsidiaries other than those related to the Constancia and Rosemont projects. The available amount under the facility is the lesser of US$100,000 and a borrowing base related to accounts receivable and inventory, which was US$86,405 ($100,238) as at December 31, 2014. As at December 31, 2014, the Manitoba business unit had letters of credit advanced under the facility in the amount of $64,084 (December 31, 2013 - $64,084) which are treated as drawings under the facility.

As required by Peruvian law, Hudbay Peru provides security with respect to its decommissioning and restoration obligations. Hudbay Peru has provided a letter of credit in the amount of $47,163 as at December 31, 2014, and classified cash on deposit with a Peruvian bank to support the letter of credit as restricted cash (December 31, 2013 - $21,124).

13.            Intangible assets - computer software

	Dec. 31, 2014	Dec. 31, 2013

Cost
Balance, beginning of year	$17,519	$15,012
Additions	1,260	2,507
Disposals	(213)	—
Balance, end of year	18,566	17,519

Accumulated amortization
Balance, beginning of year	3,946	2,119
Amortization for the year	2,557	1,827
Balance, end of year	6,503	3,946

Net book value	$12,063	$13,573

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

14.            Property, plant and equipment

Dec. 31, 2014	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Total

Cost
Balance, beginning of year	$16,840	$2,178,127	$511,325	$663,996	$3,370,288
Additions	1,500	837,726	69,988	101,083	1,010,297
Acquisition of Augusta (note 5)	—	764,262	—	—	764,262
Decommissioning and restoration	—	15,279	—	21,146	36,425
Interest capitalized	—	92,363	—	—	92,363
Depreciation capitalized	—	—	2,327	—	2,327
Transfers and other movements	—	(370,755)	207,015	163,740	—
Disposals	—	—	—	(444)	(444)
Effects of movement in exchange rates	—	275,865	—	6,642	282,507
Other	(261)	(18,784)	—	—	(19,045)
Balance, end of year	18,079	3,774,083	790,655	956,163	5,538,980

Accumulated depreciation
Balance, beginning of year	—	—	362,239	342,974	705,213
Depreciation for the year	—	—	49,006	68,424	117,430
Disposals	—	—	—	(278)	(278)
Effects of movement in exchange rates	—	—	—	804	804
Balance, end of year	—	—	411,245	411,924	823,169

Net book value	$18,079	$3,774,083	$379,410	$544,239	$4,715,811

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Dec. 31, 2013	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Total

Cost
Balance, beginning of year	$35,119	$1,318,523	$399,230	$614,510	$2,367,382
Additions	1,654	797,462	111,675	—	910,791
Impairment	(15,356)	—	—	—	(15,356)
Transfer to assets held for sale	(5,786)	—	—	—	(5,786)
Decommissioning and restoration	—	9,219	—	(25,766)	(16,547)
Interest capitalized	—	53,473	—	—	53,473
Depreciation capitalized	—	667	420	—	1,087
Transfers and other movements	—	(85,118)	—	85,118	—
Disposals	—	—	—	(9,866)	(9,866)
Effects of movement in exchange rates	1,209	83,901	—	—	85,110
Balance, end of year	16,840	2,178,127	511,325	663,996	3,370,288

Accumulated depreciation
Balance, beginning of year	—	—	330,199	305,010	635,209
Depreciation for the year	—	—	32,040	44,502	76,542
Disposals	—	—	—	(6,538)	(6,538)
Balance, end of year	—	—	362,239	342,974	705,213
Net book value	$16,840	$2,178,127	$149,086	$321,022	$2,665,075

Refer to note 3i for a description of depreciation methods used by the Group and note 3i(vi) for depreciation rates of major classes of assets. Depreciation of property, plant and equipment and intangible assets related to producing properties is initially recognized in inventory and is then transferred to the cost of sales in the consolidated income statements as sales occur. Refer to note 7b for amounts recognized in the consolidated income statements.

The Group has determined that the level of activity that represents commercial production for Reed, 777 North and phase 1 of Lalor is production of an average of 60% of design capacity over a three-month period. The Group has determined that the appropriate level of activity that represents commercial production for phase 2 of Lalor is hoisting at 60% of the average of planned ore mined over a one year period for a minimum of a one month period. On March 31, 2013, June 30, 2013, March 31, 2014 and September 30, 2014 phase 1 of the Lalor mine, the 777 North mine, the Reed mine and phase 2 of the Lalor mine met the threshold, respectively. The Group concluded that commercial production related to phase 1 at the Lalor mine, the 777 North mine, the Reed mine and phase 2 of the Lalor mine commenced on April 1, 2013, July 1, 2013, April 1, 2014, and October 1, 2014 respectively, at which time the carrying value of the related assets within capital works in progress was reclassified to plant and equipment and mine development and depreciation of the assets commenced.

The Group has included the mineral properties and fixed assets acquired in the Augusta business combination in the capital works in progress line (note 5).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

The balance disclosed within the Other category relates to the non-cash disposition of certain Reed mine assets to reflect the Group’s proportionate share and additions to the Group’s decommissioning and restoration assets (note 34b).

15.            Goodwill

Goodwill is comprised on the following:

Goodwill - Peru, January 1, 2014	$71,373
Addition of Arizona goodwill, July 16, 2014 (note 5)	123,063
Effects of changes in foreign exchange on Peru goodwill	6,476
Effects of changes in foreign exchange on Arizona goodwill (note 5)	9,743

Balance, December 31, 2014	$210,655

The Group performed its annual impairment testing for its Peru goodwill this year, as at September 30, and testing is performed more frequently if there are indicators of impairment. As at September 30, 2014, Hudbay evaluated its long-lived assets and goodwill for impairment for the Peru CGU, which is the only unit that includes goodwill with the exception of Augusta which was acquired during the third quarter (note 5).

As is required under IFRS, since a portion of the goodwill balance is associated with the business combination to acquire the Arizona business unit during the current annual period, the Arizona business unit is required to be tested for impairment before the end of the current annual period. As such, and consistent with the Group’s policy for impairment testing, the Arizona business unit was tested for impairment on October 1, 2014. The testing concluded that the recoverable amount of the Arizona business unit exceeded its carrying value. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

For the impairment test, fair value less costs of disposal (“FVLCD”) was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group’s most current LOM plans.

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs and future foreign exchange rates. The cash flows are for periods up to the date that mining is expected to cease, which is 22 years for the Peru CGU, and 21 years for the Arizona CGU.

Discount rate was based on the business unit’s weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the US Government’s marketable bond yields as at the valuation date, the Company’s beta coefficient adjustment to the market equity risk premium based on the volatility of the Company’s return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company’s borrowing capabilities and the corporate income tax rate applicable to the segment’s jurisdiction. A discount rate of 8.25% (September 30, 2013 — 8.93%) and 10.50% for the Arizona CGU was used to calculate the estimated after-tax discounted future net cash flows, commensurate with its individual estimated level of risk.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. Where applicable to each of the Group’s CGU’s, the cash flow calculations were based on estimates of future production levels applying long-term copper prices of US$3.00 per pound (September 30, 2013 — $3.00 per pound), molybdenum long-term prices of US$11.50 per pound (September 30, 2013 — $13.50 per pound), long-term foreign exchange rates of PEN2.90:US$1.00 (September 30, 2013 — PEN2.65:US$1.00) and capital, operating and reclamation costs based on updated LOM plans.

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Company’s consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked.

Based on the assessment performed by the Group on the CGU, including goodwill, the Group concluded that the recoverable amount of the CGU exceeded its carrying amount as at September 30, 2014. There have been no significant events since the Group conducted the test and therefore the conclusion remains the same as at December 31, 2014. The changes in goodwill reflect the movement in foreign exchange rates during the year.

16.            Trade and other payables

	Dec. 31, 2014	Dec. 31, 2013
Trade payables	$78,305	$57,872
Accrued liabilities	194,526	149,349
Exploration and evaluation payables	314	148
Embedded derivatives - provisional pricing	(150)	414
Statutory payables	7,688	11,115

	$280,683	$218,898

17.            Other liabilities

	Dec. 31, 2014	Dec. 31, 2013
Current portion of
Provisions (note 21)	$18,241	$6,897
Pension liability (note 22)	24,093	30,677
Other employee benefits (note 23)	3,829	3,565
Unearned revenue	1,085	—

	$47,248	$41,139

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

18.          Other financial liabilities

	Dec. 31, 2014	Dec. 31, 2013
Current
Derivative liabilities	$860	$4,631
Other financial liabilities at amortized cost	6,141	11,717
	7,001	16,348

Non-current
Derivative liabilities	26,300	—
Other financial liabilities at amortized cost	25,243	23,039
	51,543	23,039
	$58,544	$39,387

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia project which allow Hudbay to extract minerals over the useful life of the Constancia project, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the year ended December 31, 2014, the liability associated with several of the community agreements increased by $4,699 (2013 — $21,121) and payments of $10,466 (2013 — $26,349) were made. Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

The derivative liabilities include derivative and hedging transactions as well as warrants issued as consideration for the acquisition of Augusta (note 5) and warrants assumed on the acquisition of Augusta (note 5). Derivative liabilities are carried at their fair value with changes in fair value recorded to the consolidated income statements in other finance (gain) loss. The fair value of derivative and hedging transactions are determined based on internal valuation models and the fair value of warrants issued are determined based on the quoted market prices for the listed warrants. During the year ended December 31, 2014, the Group recognized a gain of $22,783 related to the decrease in the fair value of the warrants liability for those issued in the acquisition of Augusta (note 7f). The fair value of these warrants at December 31, 2014 is $22,702. A total of 21,830,490 warrants were issued which entitle the holder to acquire a common share of the Company at a price of $15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

In addition, during the year ended 2014, the Group recognized a gain of $2,942 related to the decrease in the fair value of the liability for the transferable share purchase warrants of Augusta (the “Augusta Warrants”) which were assumed in connection with the acquisition of Augusta (note 7f). Following the acquisition, each Augusta Warrant represents the right to acquire 0.315 of a Hudbay common share and 0.17 of a Hudbay warrant. The fair value of the Augusta Warrants at December 31, 2014 is $3,598. There are 1,374,951 Augusta Warrants outstanding with an exercise price of US$3.85, expiring July 22, 2015 and 3,300,000 Augusta Warrants outstanding with an exercise price of US$2.12, expiring December 12, 2016.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

19.            Long-term debt

Long-term debt is comprised of the following:

	Dec. 31, 2014	Dec. 31, 2013
Senior unsecured notes (note a)	$1,062,472	$779,331
Equipment finance facility (note b)	82,624	—
	1,145,096	779,331
Less: current portion (note b)	(17,139)	—
	$1,127,957	$779,331

(a)    Senior unsecured notes

Balance, January 1, 2013	$479,540
Addition to Principal, net of transaction costs and bond premium	256,258
Addition to embedded derivative (prepayment option)	(469)
Change in fair value of embedded derivative (prepayment option)	2,839
Effects of changes in foreign exchange	39,890
Accretion of transaction costs	1,273
Balance, December 31, 2013	$779,331
Addition to Principal, net of transaction costs and bond premium	197,824
Change in fair value of embedded derivative (prepayment option)	2,145
Effects of changes in foreign exchange	81,978
Accretion of transaction costs	1,194
Balance, December 31, 2014	$1,062,472

On August 6, 2014, the Group issued US$170,000 aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the US$750,000 aggregate principal amount of 9.50% senior unsecured notes issued between September 2012 and December 2013 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes were priced at 107% of the aggregate principal amount, resulting in gross proceeds of US$181,900 ($197,844) and will yield 8.03% to maturity. The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds have been used to date to fund the development of Constancia and Rosemont, interest costs have been capitalized to project assets. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project and the Rosemont project.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(b)    Equipment finance facility

Balance, December 31, 2013	$—
Addition to Principal, net of transaction costs	90,671
Payments made	(13,654)
Effects of changes in foreign exchange	4,679
Accretion of transaction costs	928
Balance, December 31, 2014	$82,624

The equipment finance facility is reflected in the consolidated balance sheets as follows:

Current	$17,139
Non-current	65,485
Balance, December 31, 2014	$82,624

In October 2013, the Group entered into an equipment financing facility with Caterpillar Financial Services Corporation to finance the purchase of components of the mobile fleet at the Group’s Constancia project. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis and are secured by the Constancia mobile fleet. The loan has been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. All payments due within twelve months of the period end date are classified as a current liability. The payments are based on a floating annual interest rate of 3-months LIBOR plus 4.25%.

(c)           Augusta loan

During August 2014, the Group repaid US$117,870 ($128,608) of loans made by RK Mine Finance Trust I to Augusta.

20.            Deferred revenue

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton whereby the Group has received aggregate deposit payments of US$750,000 against delivery of 100% of payable gold and silver from the 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project. On November 4, 2013, the Group entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which the Group agreed to receive an additional US$135,000 deposit against delivery of 50% of payable gold from the Constancia project, with the deposit payable in cash or Silver Wheaton shares, at Silver Wheaton’s election.  In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

The Group received a cash deposit payment of US$125,000 ($139,287) in March 2014 as a result of US$1,000,000 in capital expenditures having been paid at the Constancia project. In addition, the Group received Silver Wheaton shares in satisfaction of the gold deposit during September 2014 and sold the shares for gross proceeds of US$134,978 ($149,931). The Group has now received all the up-front deposit payments related to the precious metal stream transaction with Silver Wheaton in respect of 777 and Constancia.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

In February 2010, Hudbay Arizona entered into a precious metals stream transaction with Silver Wheaton whereby the Group will receive deposit payments of US$230 million against delivery of 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$450 per ounce (for gold) and US$3.90 per ounce (for silver), subject to 1% annual escalation after three years. To date, no such deposit has been received under the terms of this contract.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2013	$462,278
Additional installment received	131,475
Recognition of revenue	(69,088)
Effects of changes in foreign exchange	5,086
Balance, December 31, 2013	$529,751
Additional installments received	289,218
Recognition of revenue	(49,478)
Effects of changes in foreign exchange	28,803
Balance, December 31, 2014	$798,294

Deferred revenue is reflected in the consolidated balance sheets as follows:

	Dec. 31, 2014	Dec. 31, 2013
Current	$81,279	$65,616
Non-current	717,015	464,135
	$798,294	$529,751

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

21.            Provisions

Dec. 31, 2014	Decommissioning, restoration and similar liabilities	Deferred share units (note 26)	Restricted share units (note 26)	Other	Total
Balance, beginning of year	$141,566	$4,268	$6,973	$152	$152,959
Additional provisions made	5,775	1,083	5,512	—	12,370
Amounts used	(525)	(212)	(2,638)	(152)	(3,527)
Unused amounts reversed	(1,360)	—	—	—	(1,360)
Unwinding of discount (note 7f)	3,785	—	—	—	3,785
Effect of change in discount rate	34,443	—	—	—	34,443
Effect of foreign exchange	1,711	—	117	—	1,828
Effect of change in share price	—	759	684	—	1,443
Balance, end of year	$185,395	$5,898	$10,648	$—	$201,941

Provisions are reflected in the consolidated balance sheets as follows:

Dec. 31, 2014
Current (note 17)	$7,122	$5,898	$5,221	$—	$18,241
Non-current	178,273	—	5,427	—	183,700
	$185,395	$5,898	$10,648	$—	$201,941

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Dec. 31, 2013	Decommissioning, restoration and similar liabilities	Deferred share units (note 26)	Restricted share units (note 26)	Other	Total
Balance, beginning of year	$157,675	$3,540	$6,741	$174	$168,130
Additional provisions made	10,601	1,087	5,551	—	17,239
Amounts used	(639)	—	(3,891)	(22)	(4,552)
Unused amounts reversed and	(546)	—	—	—	(546)
Unwinding of discount (note 7f)	3,304	—	—	—	3,304
Effect of change in discount rate	(29,213)	—	—	—	(29,213)
Effect of foreign exchange	384	—	—	—	384
Effect of change in share price	—	(359)	(1,428)	—	(1,787)
Balance, end of year	$141,566	$4,268	$6,973	$152	$152,959

Provisions reflected in the consolidated balance sheets as follows:

Dec. 31, 2013
Current (note 17)	$547	$4,268	$2,082	$—	$6,897
Non-current	141,019	—	4,891	152	146,062
	$141,566	$4,268	$6,973	$152	$152,959

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities

The Group’s decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants, development-phase properties and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the year ended December 31, 2014 additional provisions recognized as a result of increased estimated cash flows related mainly to Hudbay Peru’s Constancia project, which is in the development stage.

The Group’s decommissioning and restoration liabilities relate mainly to its Manitoba operations. Management anticipates that significant decommissioning and restoration activities will take place near the time closure of the mining and processing facilities, anticipated to occur from 2022 for Flin Flon operations and up to 2032 for Snow Lake operations (including the Lalor mine). However, these provisions also reflect estimated post-closure cash flows that extend to 2101 for ongoing monitoring and water treatment requirements. The Balmat site is currently closed; management anticipates that future cash flows related to its decommissioning and restorations liabilities will extend to 2042. Management anticipates decommissioning and restoration activities for the Constancia project will occur from 2036 to 2040.  The addition of $5,775 is net of an inflation change adjustment of $12,010.

These estimates have been discounted to their present value at rates ranging from 0.3% to 2.7% per annum (2013 - 0.4% to 4.0%), using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

22.            Pension obligations

The Group maintains non-contributory and contributory defined benefit pension plans for certain of its employees.

The Group uses a December 31 measurement date for all of its plans. For the Group’s significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2014 using data as at December 31, 2013. For these plans, the next actuarial valuation required for funding purposes will be performed during 2015 as at December 31, 2014.

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended December 31,
	2014	2013
Opening defined benefit obligation	$381,671	$393,199
Current service cost	11,315	12,377
Past service cost	—	306
Interest cost	17,850	16,569
Benefits paid from plan	(21,640)	(16,252)
Benefits paid from employer	(1,053)	(609)
Participant contributions	124	57
Remeasurement actuarial (gains)/losses:
Arising from changes in demographic assumptions	5,881	8,820
Arising from changes in financial assumptions	54,799	(36,007)
Arising from experience adjustments	(3,749)	3,211
Closing defined benefit obligation	$445,198	$381,671

The defined benefit obligation closing balance, by member group, is as follows:

	Year ended December 31,
	2014	2013
Active members	$303,421	$325,799
Deferred members	4,394	1,503
Retired members	137,383	54,369
Closing defined benefit obligation	$445,198	$381,671

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Movements in the fair value of the pension plan assets in the current and previous years were as follows:

	Year ended December 31,
	2014	2013
Opening fair value of plan assets:	$325,063	$292,044
Interest Income	15,892	12,765
Remeasurements (gains)/losses:
Return on plan assets (excluding amounts included in net interest expense	28,592	5,380
Contributions from the employer	23,795	31,171
Employer direct benefit payments	1,053	609
Contributions from plan participants	124	57
Benefit payment from employer	(1,053)	(609)
Administrative expenses paid from plan assets	(105)	(102)
Benefits paid	(21,640)	(16,252)
Closing fair value of plan assets	$371,721	$325,063

The amount included in the consolidated balance sheets arising from the entity’s obligation in respect of its defined benefit plans is as follows:

	Dec. 31, 2014	Dec. 31, 2013
Present value of funded defined benefit obligation	$427,213	$366,281
Fair value of plan assets	(371,721)	(325,063)
Present value of unfunded defined benefit obligation	17,985	15,390
Funded status	73,477	56,608
Net liability arising from defined benefit obligation	$73,477	$56,608

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2014	Dec. 31, 2013
Pension obligation - current (note 17)	$24,093	$30,677
Pension obligation - non-current	49,384	25,931
Total pension obligation	$73,477	$56,608

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Pension expense is as follows:

	Dec. 31, 2014	Dec. 31, 2013
Service costs:
Current service cost	$11,315	$12,377
Past service cost and loss from settlements	—	306
Total service cost	11,315	12,683
Net interest expense	1,958	3,804
Administration cost	105	102
Defined benefit pension expense	$13,378	$16,589

Defined contribution pension expense	$883	$872

Remeasurement on the net defined benefit liability:

	Dec. 31, 2014	Dec. 31, 2013
Return on plan assets (excluding amounts included in net interest expense	$(28,592)	$(5,380)
Actuarial losses arising from changes in demographic assumptions	5,881	8,820
Actuarial (gains)/losses arising from changes in financial assumptions	54,799	(36,007)
Actuarial (gains)/losses arising from experience adjustments	(3,749)	3,211
Defined benefit cost related to remeasurement	$28,339	$(29,356)

Total pension cost	$42,600	$(11,895)

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory. Refer to note 7d for a summary of pension expense recognized in the consolidated income statements.

The current service cost, the interest cost and administration cost for the year are included in the employee benefits expense. The remeasurement of the net defined benefit liability is included in other comprehensive income.

Past service costs in 2013 related to amendments during the year ended December 31, 2013 that provided an unrecorded pension benefit at retirement to certain members of one of the defined benefit pension plans.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

The defined benefit pension plans typically expose the Group to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk

The present value of the liabilities for the defined benefit plans is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan assets is below this rate, it will create a plan deficit. The Group’s primary quantitative investment objectives are maximization of the long term real rate of return, subject to an acceptable degree of investment risk and preservation of principal. Risk tolerance is established through consideration of several factors including past performance, current market condition and the funded status of the plan.

Interest risk	A decrease in the bond interest rate will increase the pension plan liabilities; however, this will be partially offset by an increase in the return on the plan’s debt investments.
Longevity risk

The present value of the defined benefit plans liabilities is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the pension plans liabilities.

Salary risk

The present value of the defined benefit plans liabilities for some of the pension plans is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans’ liabilities.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	2014	2013
Defined benefit cost:
Discount rate	4.94%	4.33%
Expected rate of salary increase[1]	3.00%	3.00%
Average longevity at retirement age for current pensioners (years)[2]:
Males	21.30	19.8
Females	23.50	22.1

	2014	2013
Defined benefit obligation:
Discount rate	3.97%	4.94%
Expected rate of salary increase[1]	3.00%	3.00%
Average longevity at retirement age for current pensioners (years)[2]:
Males	21.5	21.3
Females	24.0	23.5
Average longevity at retirement age for current employees (future pensioners) (years)[2]:
Males	22.9	22.6
Females	25.2	24.4

1 Plus merit and promotional scale based on member’s age

2 CPM2014 Priv with CPM-B projection scale at December 31, 2014 and RPP 2014 Private Sector Table with projection scale CPM-A at December 31, 2013

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

The Group reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date affect these assumptions from year to year. In determining the discount rate, the Group considers the duration of the pension plan liabilities.

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, expected salary increase and mortality. The sensitivity analysis below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting periods, while holding other assumptions constant.

•             If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $30,792 (increase by $34,615).

•             If the expected salary growth increase (decrease) by 1%, the defined benefit obligation would increase by $5,605 (decrease $5,090).

•             If the life expectancy increase (decreases) by one year for both men and women, the defined benefit obligation would increase by $8,926 (decrease by $8,758)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the consolidated balance sheets.

The Group’s main pension plans are registered federally with the Office of the Superintendent of Financial Institution and with the Canada Revenue Agency. The registered pension plans are governed in accordance with the Pension Benefits Standards Act and the Income Tax Act. The sponsor contributes the amount needed to maintain adequate funding as dictated by the prevailing regulations.

Expected employer contribution to the pension plans for the fiscal year ending December 31, 2015 is $24,093.

The average duration of the pension obligation at December 31, 2014 is 15.1 years (2013 — 14.6 years). This number can be broken down as follows:

•             Active members: 17.5 years (2013: 17.2 years)

•             Deferred members: 22.8 years (2013: 22.9 years)

•             Retired members: 9.7 years (2013: 9.1 years)

Asset-Liability-Matching studies are performed periodically to analyse the investment policies in terms of risk-and-return profiles.

The actual return on plan assets in 2014 was 13.6% (2013: 3.8%)

The pension plans do not invest directly in either securities or property/real estate of the Group.

With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

The following is a summary of the fair value classification levels for investment:

December 31, 2014	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$2,465	$—	$—	$2,465
Pooled equity funds	165,402	—	—	165,402
Pooled fixed income funds	—	192,600	—	192,600
Alternative investment funds	—	10,563	—	10,563
Balanced funds	—	691	—	691
	$167,867	$203,854	$—	$371,721

December 31, 2013	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$1,578	$—	$—	$1,578
Pooled equity funds	134,544	—	—	134,544
Pooled fixed income funds	—	158,199	—	158,199
Alternative investment funds	—	29,891	—	29,891
Balanced funds	—	851	—	851
	$136,122	$188,941	$—	$325,063

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

23.                               Other employee benefits

The Group sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. These obligations relate mainly to commitments for post-retirement health benefits. Information about the Group’s post-employment and other long-term employee benefits is as follows:

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	December 31,
	2014	2013
Opening defined benefit obligation	$142,178	$140,794
Current service cost[1]	3,844	4,558
Interest cost	6,854	6,066
Remeasurement actuarial (gains)/losses:
Arising from changes in demographic assumptions	769	7,932
Arising from changes in financial assumptions	25,707	(13,872)
Arising from experience adjustments	(1,107)	(862)
Benefits paid	(2,428)	(2,438)
Closing defined benefit obligation	$175,817	$142,178

1 Includes remeasurement of other long term employee benefits

The defined benefit obligation closing balance, by group member, is as follows:

	2014	2013
Active members	$103,290	$81,091
Inactive members	72,527	61,087
Closing defined benefit obligation	$175,817	$142,178

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Movements in the fair value of pension plan assets in the current and previous years were as follows:

	Dec. 31, 2014	Dec. 31, 2013
Employer contributions	$2,428	$2,438
Benefits paid	(2,428)	(2,438)
Closing fair value of plan assets	$—	$—

The non-pension employee benefit plan obligations are unfunded.

Reconciliation of assets and liabilities recognized in the consolidated balance sheets:

	2014	2013
Unfunded benefit obligation	$175,817	$142,178
Vacation accrual and other - non-current	3,560	3,501
Net liability	$179,377	$145,679

Reflected in the consolidated balance sheets as follows:

	2014	2013
Other employee benefits liability - current (note 17)	$3,829	$3,565
Other employee benefits liability - non-current	175,548	142,114
Net liability	$179,377	$145,679

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Other employee future benefit expense includes the following:

	Dec. 31, 2014	Dec. 31, 2013
Current service cost[1]	$3,844	$4,558
Net interest cost	6,854	6,066
Components recognized in income statements	$10,698	$10,624

	Dec. 31, 2014	Dec. 31, 2013
Remeasurement on the net defined benefit liability:
Actuarial losses arising from changes in demographic assumptions	$769	$7,932
Actuarial (gains)/losses arising from changes in financial assumptions	25,707	(13,872)
Actuarial (gains)/losses arising from changes experience adjustments	(1,107)	(862)
Components recognized in statements of comprehensive income	$25,369	$(6,802)

Total other employee future benefit cost	$36,067	$3,822

1 Includes remeasurement of other long term employee benefits

Other employee benefit amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory. Refer to note 7d for a summary of other post-retirement employee benefit expense recognized in the consolidated income statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

	2014	2013
Defined benefit cost:
Discount rate	5.00%	4.46%
Initial weighted average health care trend rate	6.99%	7.14%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1]:
Males	21.3	19.8
Females	23.5	22.1

	2014	2013
Defined benefit obligation:
Discount rate	4.09%	5.00%
Initial weighted average health care trend rate	6.83%	6.99%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years):
Males	21.5	21.3
Females	24.0	23.5
Average longevity at retirement age for current employees (future pensioners) (years):
Males	22.9	22.6
Females	25.2	24.4

1 CPM2014 Priv with CPM-B projection scale at December 31, 2014 and RPP 2014 Private Sector Table with projection scale CPM-A at December 31, 2013.

The Group reviews the assumptions used to measure other employee benefit costs (including the discount rate) on an annual basis.

The other employee benefit costs typically expose the Group to actuarial risks such as: interest rate risk, health care cost inflation risk and longevity risk.

Interest risk	A decrease in the bond interest rate will increase the plan liabilities.
Health care cost inflation risk	The majority of the plan’s benefit obligations are linked to health care cost inflation and higher inflation will lead to higher liabilities.
Longevity risk

The majority of the plans’ benefit liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans liabilities. This is particularly significant for benefits subject to health care cost inflation where increases in inflation result in higher sensitivity to changes in life expectancy.

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding other assumptions constant.

•                  If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $17,968 (increase by $13,813).

•                  If the health care cost assumption increases (decreases) by 1%, the defined benefit obligation would increase by $39,045 (decrease by $30,180).

•                  If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligations would increase by $6,379 (decrease by $6,345).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

The average duration of the non pension post employment obligation at December 31, 2014 is 18.5 year (2013: 18.5 years). This number can be broken down as follows:

•             Active members: 22.8 years (2013: 23.1 years)

•             Inactive members: 12.8 years (2013:12.7 years)

24.           Income and mining taxes

(a)    Tax expense:

The tax expense is applicable as follows:

	Year ended
	December 31,
	2014	2013
Current:
Income taxes	$5,357	$819
Mining taxes	1,928	9,717
Adjustments in respect of prior years	(6,248)	1,565
	1,037	12,101
Deferred:
Income taxes - origination and reversal of temporary differences	(68,542)	52,483
Canadian mining taxes - origination and reversal of temporary differences	12	(2,157)
Adjustments in respect of prior years	3,585	(4,375)
Peruvian mining tax - origination and reversal of temporary difference	3,583	(4,780)
	(61,362)	41,171
	$(60,325)	$53,272

(b)    Deferred tax assets and liabilities as represented on the consolidated balance sheets:

	Dec. 31, 2014	Dec. 31, 2013
Deferred income tax asset	$48,339	$31,331
Deferred mining tax asset - Canada	—	456
	48,339	31,787

Deferred income tax liability	(415,479)	(273,483)
Deferred mining tax liability - Canada	(640)	—
Deferred mining tax liability - Peru	(25,830)	(20,150)
	(441,949)	(293,633)
Net deferred tax liability balance	$(393,610)	$(261,846)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(c)     Changes in deferred tax assets and liabilities:

	Year ended	Year ended
	Dec. 31, 2014	Dec. 31, 2013
Net deferred tax liability balance, beginning of year	$(261,846)	$(201,228)
Deferred tax expense	61,362	(41,171)
OCI transactions (note 28)	7,585	(7,792)
Acquisition of Augusta	(167,898)	—
Items charged directly to equity	2,018	—
Foreign currency translation on the deferred tax liability	(34,831)	(11,655)
Net deferred tax liability balance, end of year	$(393,610)	$(261,846)

(d)  Reconciliation to statutory tax rate:

As a result of its mining operations, the Group is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include costs unrelated to mining operations as well as deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

A reconciliation between tax expense and the product of accounting profit multiplied by the Group’s statutory income tax rate for the years ended December 31, 2014 and 2013 is as follows:

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

	Year ended
	December 31,
	2014	2013
Statutory tax rate	27.00%	27.43%

Tax expense from continuing operations at statutory rate	$3,116	$(15,362)
Effect of:
Non controlling interest	24	2,172
Resource allowance and deductions related to resource taxes	(520)	(2,620)
Adjusted income taxes	2,620	(15,810)
Mining taxes	5,520	(218)
	8,140	(16,028)
Temporary income tax differences not recognized	2,032	29,502
Permanent differences related to:
Capital items	(6,371)	2,575
Other income tax permanent differences	4,211	10,292
Prior period temporary differences recognized	(52,226)	—
Impact of Peru tax stability agreement	—	12,973
Impact of newly enacted tax rates in Peru	(14,866)	—
Impact related to differences in tax rates in foreign operations	(5,027)	—
Impact of Manitoba remeasurement on decommissioning liability due to discount rates	4,769	(6,537)
Impact related to tax settlement and tax return amendment	(987)	190
Foreign exchange on non-monetary items	—	20,305
Tax expense	$(60,325)	$53,272

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(e)               Income tax effect of temporary differences - recognized:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2014 and 2013 are as follows:

	Balance sheet		Income Statement
	Dec. 31, 2014	Dec. 31, 2013	2014	2013
Deferred income tax asset (liability)/ expense (recovery)
Property, plant and equipment	$607	$(2,724)	$(3,331)	$821
Pension obligation	888	551	(337)	(433)
Other employee benefits	3,381	2,166	(1,215)	(457)
Non-capital losses	39,684	26,586	(11,386)	(17,542)
Share issue and debt costs	2,177	3,882	1,705	177
Other	1,602	870	(732)	(334)
Deferred income tax asset	48,339	31,331	(15,296)	(17,768)
Deferred income tax liability (asset)/ expense (recovery)
Property, plant and equipment	590,952	306,169	72,901	78,483
Pension obligation	(19,067)	(19,081)	7,599	490
Other employee benefits	(23,625)	(7,777)	(15,848)	1,931
Asset retirement obligations	(18,438)	—	(18,438)	—
Share issue and debt costs	(2)	(56)	2,072	(77)
Non-capital losses	(109,028)	—	(66,955)	—
Other	(5,313)	(5,772)	(32,075)	(13,073)
Deferred income tax liability	415,479	273,483	(50,744)	67,754
Deferred income tax asset (liability)/expense (recovery)	$(367,140)	$(242,152)	$(66,040)	$49,986

The above reconciling items are disclosed at the tax rates that apply in the jurisdiction where they have arisen.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(f)                Income tax temporary differences - not recognized:

The Group has not recognized a deferred tax asset in respect of the following deductible income tax temporary differences:

	Dec. 31, 2014	Dec. 31, 2013
Property, plant and equipment	$140,929	$145,642
Capital losses	153,356	56,987
Other employee benefits	44,555	90,437
Asset retirement obligations	59,603	152,555
Non-capital losses	179,329	123,129
Other	7,478	38,609
Temporary differences not recognized	$585,250	$607,359

The deductible temporary differences excluding non-capital losses do not expire under current tax legislation.

The Canadian non-capital losses were incurred between 2005 and 2014 and expire between 2015 and 2034. The Group incurred United States net operating losses between 2005 and 2014 which have a twenty year carry forward period. Peruvian net operating losses were incurred from 2011 to 2014 which have a four year carry forward period.

(g)              Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the deferred mining tax assets and liabilities at December 31, 2014 and December 31, 2013 are as follows:

Deferred mining tax (liabilities) assets:

Canada	Dec. 31, 2014	Dec. 31, 2013
Property, plant and equipment	$(640)	$456

Deferred mining tax liabilities:

Peru	Dec. 31, 2014	Dec. 31, 2013
Property, plant and equipment	$(25,830)	$(20,150)

For the year ended December 31, 2014, the Group had unrecognized deferred mining tax assets of approximately $4,883 (December 31, 2013 - $613)

(h)              Unrecognized taxable temporary differences associated with investments:

No temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized, have been identified that are required to be disclosed under IAS12.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(i)                 Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances. Taxes receivable, net of taxes payable, decreased by $26,012, as a result of a $32,653 refund from the Canada Revenue Agency as a result of re-filing prior year tax returns to reflect the “New Mine” status of the Lalor project that was reflected in the tax receivable balance in the second quarter of 2012, offset by taxes paid in the year along with adjustments related to income tax credits.

(j)                 Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

25.            Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value

(b) Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Year ended		Year ended
	Dec. 31, 2014		Dec. 31, 2013
	Common Shares	Amount	Common Shares	Amount
Balance, beginning of year	172,078,376	$1,021,088	171,984,487	$1,020,458
Exercise of stock options	181,035	1,869	93,889	630
Share issue costs, net of tax	—	(5,836)	—	—
Share issuance	20,930,000	172,672	—	—
Shares cancelled	(24,208)	—	—	—
Issued - acquisition of Augusta (note 5)	40,450,654	434,626	—	—
Balance, end of year	233,615,857	$1,624,419	172,078,376	$1,021,088

On January 9, 2014, the Group entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of the Group’s common shares at a price of $8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $172,672.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

On July 30, 2014, the Company declared semi-annual dividends of $0.01 per share. The dividend of $2,323 was paid on September 30, 2014 to shareholders of record as of September 12, 2014. The Company paid $1,928 on March 31, 2014 to shareholders of record as of March 14, 2014.

In 2013, the Company paid $17,203 and $1,721 on March 27, 2013 and September 27, 2013 to shareholders of record as of March 18, 2013 and September 13, 2013, respectively.

The Company declared a semi-annual dividend of $0.01 per share on February 19, 2015. The dividend will be paid on March 31, 2015 to shareholders of record as of March 13, 2015 and is expected to total $ 2,336.

26.            Share-based payments

(a)    Cash-settled share-based payments:

The Group has two cash-settled share-based payment plans, as described below.

Deferred share units (DSU)

At December 31, 2014, the carrying amount and the intrinsic value of the outstanding liability related to the DSU plan was $5,898 (December 31, 2013 - $4,268) (note 21). The following table outlines information related to DSUs granted, expenses recognized and payments made during the year.

	Year ended
	Dec. 31, 2014	Dec. 31, 2013
Granted during the year:
Number of units	117,169	135,083
Weighted average price ($/unit)	$9.25	$8.05
Expenses recognized during the year[1] (note 7c)	$1,842	$728

1     This expense relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the consolidated income statements.

Restricted share units (RSU)

Hudbay may settle RSUs on the vest date with either a cash payment or shares, for RSUs granted under its Long-Term Equity Plan, or cash only for RSUs granted under its Share Unit Plan, in each case based on the closing price of the Company’s common shares shortly prior to the vest date. The Company has determined that the appropriate accounting treatment is to classify the RSUs as cash-settled transactions.

At December 31, 2014, the carrying amount of the outstanding liability related to the RSU plan was $10,648 (December 31, 2013 - $6,973) (note 21). No RSUs were vested at December 31, 2014 and December 31, 2013. RSUs are settled on the vest date and therefore the intrinsic value at December 31, 2014 and December 31, 2013 of vested RSUs was nil. The following table outlines information related to RSUs granted, expenses recognized and payments made in the year.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

	Year ended
	Dec. 31, 2014	Dec. 31, 2013
Number of units, beginning of year	1,601,172	1,299,085
Number of united granted during the year	679,927	738,006
Credits for dividends	3,855	20,074
Number of units forfeited during the year	(64,481)	(26,432)
Number of units vested	(314,978)	(429,561)
Number of units, end of year	1,905,495	1,601,172

Weighted average price ($/unit)	$9.94	$9.57
Expenses recognized during the year[1] (note 7c)	$6,196	$4,123
Payments made during the year (note 21)	$2,638	$3,891

1     This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses.

(b)              Equity-settled share-based payment - stock options:

The Group’s stock option plan was approved in June 2005 and amended in May 2008 (the “Plan”).

Under the amended Plan, the Group may grant to employees, officers, directors or consultants of the Group or its affiliates options to purchase up to a maximum of 13 million common shares of the Group. The maximum number of common shares issuable to insiders pursuant to the Plan is limited to 10% of the then issued and outstanding common shares of the Group. The maximum number of common shares issuable to each non employee directors under the Plan shall not exceed the lesser of $100,000 in value per year and 1% in number of the then issued and outstanding common shares of the Group per year. Options granted under the amended Plan have a maximum term of five years and become exercisable as follows: the first 33 1/3% are exercisable after one year, the next 33 1/3% are exercisable after two years, and the last 33 1/3% are exercisable after three years. Except in specified circumstances, options are not assignable and terminate upon, or within a specified time following, the optionee ceasing to be employed by or associated with the Group. The Plan further provides that the price at which common shares may be issued under the Plan cannot be less than the market price of the common shares on the last trading date before the relevant options are approved by the Board.

Prior to the May 2008 amendment, the Plan approved in June 2005 allowed the Group to grant options up to 10% (to a maximum of 8 million issued outstanding options) of the issued and outstanding common shares of the Group to employees, officers, and directors of the Group for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33 1/3% were exercisable immediately, the next 33 1/3% were exercisable after one year, and the last 33 1/3% were exercisable after two years.

No options were granted during the years ended December 31, 2014 and December 31, 2013.

The Group estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

	Year ended		Year ended
	Dec. 31, 2014		Dec. 31, 2013
	Number	Weighted	Number	Weighted
	of shares	average	of shares	average
	subject	exercise	subject	exercise
	to option	price	to option	price
Balance, beginning of year	3,340,240	$14.51	3,684,465	$14.18
Exercised	(181,035)	7.06	(93,889)	4.78
Forfeited	(42,238)	18.69	(133,336)	14.98
Expired	(926,668)	20.75	(117,000)	11.25
Balance, end of year	2,190,299	$15.96	3,340,240	$14.51

For stock options exercised during the year, the weighted average share price at the exercise date was $10.93 (2013  — $8.73)

The following table summarizes the options outstanding:

Dec. 31, 2014

Range of exercise prices	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
$2.59 - 12.78	579,907	0.9	$7.11	579,907	$7.11
12.79 - 18.33	616,695	3.2	15.86	616,695	15.86
18.34 - 21.28	823,697	2.2	20.80	823,697	20.80
21.29 - 22.97	70,000	2.8	22.14	70,000	22.14
22.98 - 23.74	100,000	2.6	23.74	100,000	23.74
$2.59 - 23.74	2,190,299	2.2	$15.96	2,190,299	$15.96

Dec. 31, 2013

Range of exercise prices	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
$2.59 - 10.20	760,942	1.6	$7.10	760,942	$7.10
10.21 - 14.02	900,000	0.5	12.17	900,000	12.17
14.03 - 16.55	650,031	4.2	15.86	650,031	15.86
16.56 - 21.28	849,267	3.2	20.80	849,267	20.80
21.29 - 23.74	180,000	3.7	23.01	180,000	23.01
$2.59 - 23.74	3,340,240	2.3	$14.51	3,340,240	$14.51

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

27.            Earnings (loss) per share data

	Year ended
	December 31,
	2014	2013
Weighted average common shares outstanding	209,023,666	172,048,434
Plus net incremental shares from assumed conversions:
Warrants	478,455	—
Stock options	181,459	219,125
Diluted weighted average common shares outstanding	209,683,580	172,267,559

The determination of the diluted weighted-average number of common shares excludes 1,788,868 shares related to stock options that were anti-dilutive for the year ended December 31, 2014 (year ended December 31, 2013 - 2,574,458 shares).

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the year ended December 31, 2014, the Group calculated diluted income per share using 209,683,580 common shares. For the year ended December 31, 2013, the Group calculated diluted loss per share using 172,048,434 common shares.

28.            Other comprehensive income (loss)

	Year ended Dec. 31, 2014			Year ended Dec. 31, 2013
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net exchange gain on translation of foreign operations	$185,248	$—	$185,248	$87,669	$—	$87,669
Available-for-sale
Change in fair value of available- for-sale investments (note 12)	49,193	—	49,193	(30,254)	—	(30,254)
Transfer to income statement on impairment of investments (note 7f)	1,377	—	1,377	16,291	—	16,291
Transfer to income statements on acquisition of Augusta and sale of investments (note 7f)	(50,004)	2	(50,002)	(67)	—	(67)
	566	2	568	(14,030)	—	(14,030)
Items that will not be reclassified subsequently to profit or loss
Actuarial (loss) gain	(53,708)	7,585	(46,123)	36,158	(7,792)	28,366
Total OCI gain	$132,106	$7,587	$139,693	$109,797	$(7,792)	$102,005

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

29.            Non-controlling interests

Hudbay sold its 51% interest in the Back Forty project on January 17, 2014 (note 6). As part of the disposition, the Group derecognized the non-controlling interest.

In accordance with a joint venture agreement with VMS, Hudbay owns 70% of the Reed copper mine and the two claims immediately to the south, as well as four exploration properties. During the second quarter of 2014, the Reed mine commenced commercial production and the Group entered into an offtake agreement with VMS. As a result, the Group re-assessed the joint venture accounting under IFRS. It was concluded that the previous method of consolidation was not reflective of the substance of the joint venture agreement and as such the balance of the non-controlling interest pertaining to the Reed mine was reclassified. Previously incurred acquisition costs and operating losses that were non-attributable to Hudbay owners are now recorded in property, plant and equipment and loans receivable from the joint venture partner, respectively. The appropriate method of accounting is to recognize Hudbay’s assets and liabilities in the joint operation including its share of any assets or liabilities held or incurred jointly.

Upon acquisition of approximately 92% of Augusta on July 16, 2014, the Group recorded non-controlling interests of $45,500. The Group acquired the remaining interest in Augusta on July 29, 2014 and September 23, 2014. As a result of the remaining interest in Augusta being acquired at varying share values, a credit balance of $1,423 remained in non-controlling interests which was reclassified to Other Capital Reserves in the condensed consolidated financial statements of changes in equity to reflect the increase in ownership of a controlled subsidiary at December 31, 2014.

The Group’s 92.05% interest in the Rosemont joint venture is accounted for by recognizing Hudbay’s proportionate share of the assets and liabilities associated with the joint venture.

	Augusta	Back Forty Project	Reed Mine & Exploration	Total
Balance, January 1, 2013	$—	$762	$(1,073)	$(311)
Share of OCI	—	324	—	324
Share of net loss	—	(7,917)	—	(7,917)
Balance, December 31, 2013	—	(6,831)	(1,073)	(7,904)
Upon acquisition of non-controlling interest	45,500	—	—	45,500
Acquisition of non-controlling interest	(44,077)	—	—	(44,077)
Share of net loss	—	(90)	—	(90)
Reclassification of non-controlling interest in Augusta (note 5)	(1,423)	—	—	(1,423)
Reclassification adjustment	—	—	1,073	1,073
Disposition of subsidiary	—	6,921	—	6,921
Balance, December 31, 2014	$—	$—	$—	$—

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

30.            Capital Management

The Group’s definition of capital includes total equity and long-term debt. The Group’s long-term debt balance as at December 31, 2014 was $1,127,957 (December 31, 2013 — $779,331).

The Group’s objectives when managing capital are to maintain a strong capital base in order to:

•                  Advance the Group’s corporate strategies to create long-term value for its stakeholders; and

•                  Sustain the Group’s operations and growth throughout metals and materials cycles

Hudbay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Group’s short-term and long-term strategic objectives in a capital intensive industry. The Group faces several risks, including lengthy development lead times, rising capital costs and project delays caused by factors that are beyond its control such as the availability of resources and obtaining permits. The Group continually assesses the adequacy of its capital structure to ensure its objectives are met. Hudbay monitors is cash and cash equivalents, which were $207,273 as at December 31, 2014 (2013 - $631,427). The Group invests its cash and cash equivalents primarily in Canadian bankers’ acceptances, deposits at major Canadian banks, or treasury bills issues by the federal or provincial governments. In addition to the requirement to maintain sufficient cash balances to fund continuing operations, the Group must maintain sufficient cash to fund the interest expense on the long-term debt entered into in the years ended December 31, 2014 and 2013 (note 19). As part of the Group’s capital management activities, the Group monitors interest coverage ratios and leverage ratios.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

31.            Financial instruments

(a)              Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Dec. 31, 2014		Dec. 31, 2013
	Fair Value	Carrying value	Fair Value	Carrying value
Recurring measurements
Financial assets
Loans and receivables
Cash and cash equivalents [1]	$207,273	$207,273	$631,427	$631,427
Restricted cash[1]	49,093	49,093	22,894	22,894
Trade and other receivables[1,2]	92,485	92,485	50,806	50,806
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	150	150	1,307	1,307
Non-hedge derivative assets[3]	1,345	1,345	807	807
Prepayment option - embedded derivative[7]	1,217	1,217	2,829	2,829
Investments at FVTPL[4]	—	—	7	7
Available-for-sale
Available-for-sale investments[4]	18,694	18,694	48,281	48,281
	370,257	370,257	758,358	758,358
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables[1,2]	273,145	273,145	207,369	207,369
Other financial liabilities[5]	19,950	31,384	27,835	34,756
Senior unsecured notes[6]	1,009,658	1,063,689	822,030	782,160
Equipment finance facility[8]	82,624	82,624	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	1,807	1,807	414	414
Non-hedge derivative liabilities[3]	27,160	27,160	4,631	4,631
	1,414,344	1,479,809	1,062,279	1,029,330
Net financial liability	$(1,044,087)	$(1,109,552)	$(303,921)	$(270,972)

[1]

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
[3]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

[4]

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

[5]

These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 18). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

[6]	Fair value of the senior unsecured notes (note 19) has been determined using the quoted market price at the period end.
[7]

Fair value of the prepayment option embedded derivative related to the long-term debt (note 19) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

[8]	The carrying value of the equipment finance facility approximates the fair value as the facility is based on floating interest rates.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                        Level 1: Quoted prices in active markets for identical assets or liabilities;

•                        Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•                       Level 3: Valuation techniques use significant inputs that are not based on observable market data.

December 31, 2014	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$150	$—	$150
Non-hedge derivatives	—	1,345	—	1,345
Prepayment option embedded derivative	—	1,217	—	1,217
Available-for-sale investments	16,694	—	2,000	18,694
	$16,694	$2,712	$2,000	$21,406
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$1,807	$—	$1,807
Non-hedge derivatives	22,702	4,458	—	27,160
	$22,702	$6,265	$—	$28,967

December 31, 2013	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$1,307	$—	$1,307
Non-hedge derivatives	—	807	—	807
Prepayment option embedded derivative	—	2,829	—	2,829
Investments at FVTPL	—	7	—	7
Available-for-sale investments	46,281	—	2,000	48,281
	$46,281	$4,950	$2,000	$53,231
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$414	$—	$414
Non-hedge derivatives	—	4,631	—	4,631
	$—	$5,045	$—	$5,045

The Group’s Level 3 investment relates to a minority investment in an unlisted junior mining company. As no observable inputs exist, the Group measures the Level 3 investment at the cost of the investment. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2014, the Group did not make any transfers.

(b)  Derivatives and hedging:

Copper and Zinc costless collars

Hudbay entered into copper and zinc hedging transactions intended to mitigate the risk of adverse changes to operating cash flow as the Group approaches the expected completion of the Group’s Lalor and Constancia projects in the second half of 2014. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not qualify for hedge accounting, and the associated cash flows are classified in operating activities.

In copper, the Group has entered into costless collar transactions on approximately 69 million pounds of copper for the period of October 2013 through December 2014, inclusive, at an average floor price of US$3.00/lb and an average cap price of US$3.46/lb. As at December 31, 2014, 69 million pounds of copper collars were settled, leaving no unsettled copper costless collars at December 31, 2014 (December 31, 2013 — 55 million pounds of copper collars were unsettled). In zinc, the Group has entered into costless collar transactions on approximately 127 million pounds of zinc for the period of October 2013 through December 2014, inclusive, at an average floor price of US$0.80/lb and an average cap price of US$0.97/lb. As at December 31, 2014, 127 million pounds of zinc collars were settled leaving no unsettled zinc costless collars at December 31, 2014 (December 31, 2013 — 106 million pounds of zinc collars were unsettled).

In addition, the Group has entered into copper fixed for floating swaps on approximately 13 million pounds of copper, settling across January 2015 through March 2015 inclusive at an average fixed receivable price of US$2.79/lb associated with provisional pricing risk in concentrate sales agreements.

The hedging transactions were with counterparties that the Group believed to be creditworthy and did not require the Group to provide collateral. Both copper and zinc costless collars were settled at December 31, 2014 as such the aggregate fair value of the transactions are nil at the end of 2014 (December 31, 2013 — a liability position of $4,631). The copper fixed for floating swaps were all unsettled at December 31, 2014, the aggregate fair value of the transactions at December 31, 2014 was an asset position of $1,263 (December 31, 2013 — nil).

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gain and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At December 31, 2014, the Group held contracts for forward zinc purchased of 10,747 tonnes (December 31, 2013 — 3,553 tonnes) that related to forward customer sales of zinc. Prices ranges from US$2,085 to US$2,403 per tonne (December 31, 2013 — US$1,873 to US$1,966) and settlement dates extended to December 2015. The aggregate fair value of the transactions at December 31, 2014 was a net liability position of $778 (December 31, 2013 — a net asset position of $561).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. Hudbay is generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time Hudbay delivers gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of theses derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. At December 31, 2014 the Group held no gold forward sales contracts. At December 31, 2013 the Group held gold forward sales contracts of 7,695 ounces and prices ranged from US$1,209 to US$1,254. At December 31, 2014, the Group held no silver forward sales contracts. At December 31, 2013 the Group held 67,780 ounces and prices ranged from US$19.93 to US$20.84. The aggregate fair value of the transactions at December 31, 2014 was $nil (December 31, 2013 — an asset position of $246).

Non-hedge derivative - warrants

Warrants issued by Hudbay as consideration for the purchase of the acquisition of Augusta are derivative liabilities that are carried at their fair value, with changes in fair value recorded to the consolidated income statements in other finance (gain)/loss. The fair value of warrants issued is determined based on the quoted market prices for the listed warrants. The fair value of the Hudbay warrants at December 31, 2014 was a liability of $22,702 (December 31, 2013 - $nil).

Augusta Warrants assumed by Hudbay in the acquisition of Augusta are derivative liabilities that are carried at their fair value, with changes in fair value recorded to the consolidated income statements in other finance (gain)/loss. The fair value of the Augusta Warrants is determined based on the Black-Scholes model. The fair value of the Augusta warrants at December 31, 2014 was a liability of $3,598 (December 31, 2013 — $nil).

(c)  Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At December 31, 2014, the Group’s net position consisted of contracts awaiting final pricing for sales of 8,576 tonnes of copper (December 31, 2013 — 5,381 tonnes) and no purchases of zinc (December 31, 2013 — 5,322 tonnes). In addition, at December 31, 2014, the Group’s net position consisted of contracts awaiting final pricing for sales of 2,651 ounces of gold and 26,968 ounces of silver (December 31, 2013 — 3,031 ounces of gold and 25,936 ounces of silver).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

As at December 31, 2014, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of US$2.83/lb (December 31, 2013 — US$3.34/lb), US$1,184/oz (December 31, 2013 — US$1,202/oz) and US$15.59/oz (December 31, 2013 — US$19.36/oz), respectively.

The aggregate fair value of the embedded derivatives within the copper concentrate sales contracts at December 31, 2014, was a liability position of $1,807 (December 31, 2013 — $1,307, an asset position). The aggregate fair value of the embedded derivatives within the zinc concentrate purchase and other contracts at December 31, 2014, was an asset position of $150 (December 31, 2013 — $414, a liability position).

Prepayment option embedded derivative

The Notes (note 19) contain prepayment options which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 7f). The fair value of the embedded derivative at December 31, 2014 was an asset of $1,217 (December 31, 2013 - an asset of $2,829).

(d)  Financial risk management

The Group’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits and reporting. Hudbay’s policy objective, when hedging activities are undertaken, is to reduce the volatility of future profit and cash flow within the strategic and economic goals of the Group. The Group from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Group does not use derivative financial instruments for trading or speculation purposes.

The following is a discussion of the Group’s risk exposures.

(i)  Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices and interest rates will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

The Group’s primary exposure to foreign currency risk arises from:

•                  Translation of US dollar denominated revenues and expenses and, to a lesser extent, Peruvian Nuevo soles expenses into Canadian dollars. Substantially all of the Group’s revenues are denominated in US dollars, while less than half of its expenses are denominated in US dollars. As a result, appreciation of the Canadian dollar relative to the US dollar will reduce the Group’s profit.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

•                  Translation of US dollar and Peruvian Nuevo sales denominated operating accounts, consisting mainly of certain cash and cash equivalents, trade and other receivables, trade and other payables and derivatives, as well as long-term debt and other financial liabilities. Cash balances may be held in US dollars and Nuevo soles in anticipation of capital expenditures denominated in either currency. Appreciation of the Canadian dollar relative to the US dollar or Nuevo sol will reduce the net asset value of these balances once they have been translated to Canadian dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

The Group’s exposure to foreign currency risk was as follows based on notional financial instruments amounts stated in Canadian equivalent dollars:

	Dec. 31, 2014		Dec. 31, 2013
	USD	PEN	USD	PEN
Cash and cash equivalents	$137,555	$4,008	$297,246	$145,916
Trade and other receivables	46,743	19	56,368	3,331
Restricted cash	47,163	—	21,124	—
Derivative assets	1,217	—	2,829	—
Trade and other payables	(162,546)	(11,327)	(110,098)	(17,185)
Other financial liabilities	—	(31,384)	—	(34,757)
Long-term debt (includes current portion)	(1,146,313)	—	(782,160)	—
	$(1,076,181)	$(38,684)	$(514,691)	$97,305

The following sensitivity analysis for foreign currency risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

December 31, 2014	Change of:	Would have changed 2014 after-tax profit by:		Would have changed 2014 after-tax OCI by:
USD/CAD exchange rate[1]	+ $0.10	$(83.3)	million	$(6.6)	million
USD/CAD exchange rate[1]	- $0.10	83.3	million	6.6	million
PEN/CAD exchange rate[2]	+ $0.25	2.4	million	––	million
PEN/CAD exchange rate[2]	- $0.25	(2.4)	million	––	million

December 31, 2013	Change of:	Would have changed 2013 after-tax profit by:		Would have changed 2013 after-tax OCI by:
USD/CAD exchange rate[1]	+ $ 0.10	$(51.3)	million	$(1.2)	million
USD/CAD exchange rate[1]	- $ 0.10	51.3	million	1.2	million
PEN/CAD exchange rate[2]	+ $ 0.25	(9.7)	million	—	million
PEN/CAD exchange rate[2]	- $ 0.25	9.7	million	—	million

[1]	Effect on profit due to translation of balances denominated in US dollars; effect on OCI due to foreign currency cash flow hedging derivatives.
[2]

Effect on profit due to translation of balances denominated in Peruvian nuevo sol. Given that the functional currency of Hudbay Peru is the US dollar, this analysis assumes that the change is in the PEN/USD exchange rate with a constant USD/CAD exchange rate.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Commodity price risk

Hudbay is exposed to market risk from prices for the commodities the Group produces and sells, such as copper, zinc, gold and silver. From time to time, the Group maintains price protection programs and conducts commodity price risk management through the use of derivative contracts.

The following sensitivity analysis for commodity price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant, This analysis does not reflect the overall effect that changes in market variables would have on the Groups’ results of operations.

December 31, 2014	Change of:	Would have changed 2014 after-tax profit by:		Would have changed 2014 after-tax OCI by:
Copper prices (US$/lb)[3]	+$0.30	$0.3	million	$—	million
Copper prices (US$/lb)[3]	- $0.30	(0.3)	million	—	million
Zinc prices (US$/lb)[4]	+$0.10	1.7	million	—	million
Zinc prices (US$/lb)[4]	- $0.10	(1.7)	million	—	million

December 31, 2013	Change of:	Would have changed 2013 after-tax profit by:		Would have changed 2013 after-tax OCI by:
Copper prices (US$/lb)[3]	+ $0.30	$(6.3)	million	$—	million
Copper prices (US$/lb)[3]	- $0.30	3.9	million	—	million
Zinc prices (US$/lb)[4]	+ $0.10	(4.4)	million	—	million
Zinc prices (US$/lb)[4]	- $0.10	2.0	million	—	million

[3]	Effect on profit due to embedded provisional pricing derivatives (note 30c) and copper fixed for floating swaps (note30b).
[4]	Effect on profit due to embedded provisional pricing derivatives (note 30c) and non-hedge zinc derivatives (note 30b).

Share price risk

Hudbay is exposed to market risk from share prices for the Group’s investments in listed Canadian metals and mining companies. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add or reduce the Group’s positions.

The following sensitivity analysis for share price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

December 31, 2014	Change of:	Would have changed 2014 after-tax profit by:		Would have changed 2014 after-tax OCI by:
Share prices[5]	+ 25%	$—	million	$4.6	million
Share prices[5]	- 25%	(2.7)	million	(2.0)	million

December 31, 2013	Change of:	Would have changed 2013 after-tax profit by:		Would have changed 2013 after-tax OCI by:
Share prices[5]	+ 25%	$8.6	million	$3.5	million
Share prices[5]	- 25%	(9.5)	million	(2.6)	million

[5]	Effect on OCI due to mark-to-market and effect on profit due to impairment on available-for-sale investments in listed shares (note 12).

Interest rate risk

The group is exposed to cash flow interest rate risk on its cash and cash equivalents and fair value interest rate risk on its embedded derivative associated with its Notes. There is no impact on the long-term debt as it is fixed rate debt carried at amortized cost suing the effective interest rate method.

The following sensitivity analysis for interest rate risk relates solely to the prepayment option embedded derivative in the long-term debt outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the group’s results of operations.

December 31, 2014	Change of:	Would have changed 2014 after-tax profit by:		Would have changed 2014 after-tax OCI by:
Interest rates	+ 2.00%	$(1.1)	million	$—	million
Interest rates	- 2.00%	5.2	million	—	million

December 31, 2013	Change of:	Would have changed 2013 after-tax profit by:		Would have changed 2013 after-tax OCI by:
Interest rates	+ 2.00%	$(2.3)	million	$—	million
Interest rates	- 2.00%	4.6	million	—	million

At December 31, 2014 and 2013, the effect of interest rate changes on the Group’s cash equivalents would not have resulted in a significant tax impact on profit.

Refer to note 8 for information about the Group’s cash and cash equivalents.

(ii)  Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its obligations. The Group’s maximum exposure to credit risk at the reporting date is represented by the carrying amount, net of any impairment losses recognized, of financial assets and non financial derivative assets recorded on the consolidated balance sheets. Refer to note 31a.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

A large portion of the Group’s cash and cash equivalents are represented by deposits with major Schedule 1 Canadian banks. Deposits and other investments with Schedule 1 Canadian banks represented 88.1% of total cash and cash equivalents as at December 31, 2014 (2013 – 74.0%). The Group’s investment policy requires it to comply with a list of approved investment, concentration and maturity limits, as well as credit quality. The Group has not invested in asset backed commercial paper. Credit concentrations in the group’s short term investments are monitored on an ongoing basis.

Transactions involving derivatives are with counterparties the Group believes to be creditworthy.

Management has a credit policy in place that requires the Group to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. At December 31, 2014, approximately 92% (2013 - 94%) of the Group’s trade receivables were insured, with a credit insurance deductible of 10%. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis.

Four customers accounted for approximately 64% of total trade receivables as at December 31, 2014 (2013 – four customers accounted for approximately 78%). Credit risk for these customers is assessed as medium to low risk.

As at December 31, 2014, approximately 2% of the Group’s trade receivables was aged more than 30 days (2013 – 0%).

(iii) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its obligations associated with financial liabilities. Hudbay’s objective is to maintain sufficient liquid resources to meet operational and investing requirements.

The following summarizes the contractual undiscounted cash flows of the Group’s non-derivative and derivative financial liabilities, including any interest payments, by remaining contractual maturity. The table includes all instruments held at the reporting date for which payments had been contractually agreed at the reporting date. The undiscounted amounts shown are gross amounts, unless the liabilities will be settled net. Amounts in foreign currency are translated at the closing rate at the reporting date. When a counterparty has a choice of when an amount is paid, the liability is allocated to the earliest possible time period.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Dec. 31, 2014	Carrying amount	Contractual cash flows	12 months or less	1 - 2 years	2 - 5 years	Maturing in over 5 years
Assets used to manage liquidity risk
Cash and cash equivalents	$207,273	$207,273	$207,273	$—	$—	$—
Non-derivative financial liabilities
Trade and other payables, including embedded derivative	(272,995)	(272,995)	(272,995)	—	—	—
Other financial liabilities	(31,384)	(49,911)	(7,307)	(2,006)	(8,024)	(32,574)
Long-term debt, including prepayment option embedded derivative	(1,127,957)	(1,738,998)	(93,184)	(118,532)	(358,598)	(1,168,684)
	$(1,432,336)	$(2,061,904)	$(373,486)	$(120,538)	$(366,622)	$(1,201,258)
Derivative financial liabilities
Non-hedge derivative contracts (note 18)	$(27,160)	$(27,160)	$(860)	$(3,598)	$—	(22,702)

Dec. 31, 2013	Carrying amount	Contractual cash flows	12 months or less	1 - 2 years	2 - 5 years	Maturing in over 5 years
Assets used to manage liquidity risk
Cash and cash equivalents	$631,427	$631,427	$631,427	$—	$—	$—
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	(207,783)	(207,783)	(207,783)	—	—	—
Other financial liabilities	(34,756)	(43,136)	(17,611)	(3,108)	(5,900)	(16,517)
Long-term debt, including prepayment option embedded derivative	(779,331)	(1,328,169)	(75,781)	(75,781)	(227,344)	(949,263)
	$(1,021,870)	$(1,579,088)	$(301,175)	$(78,889)	$(233,244)	$(965,780)
Derivative financial liabilities
Non-hedge zinc derivative contracts (note 18)	$(4,631)	$(4,631)	$(4,631)	$—	$—	$—

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

32.    Commitments and contingencies

(a)  Operating lease commitments

The Group has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to eight years. There are no restrictions placed on the Group by entering into these leases. Future minimum lease payments under non-cancelable operating leases recognized in operating expenses at December 31 are:

	2014	2013
Within one year	$4,981	$3,198
After one year but not more than five years	12,428	9,121
More than five years	3,598	5,693
	$21,007	$18,012

Payments recognized in operating expenses:

	2014	2013
Minimum lease payments	$4,116	$1,715
Sub-lease payments received	(431)	(431)
	$3,685	$1,284

Future minimum sub-lease payments expected to be received on non-cancelable leases are $647.

(b)  Capital commitments

As at December 31, 2014, the Group had outstanding capital commitments in Canada of approximately $4,254 primarily related to Lalor, of which approximately $767 cannot be terminated by the Group, approximately $204,874 in Peru, related to pre-commercial production capital and ongoing sustaining capital, of which approximately $11,740 cannot be terminated by the Group and approximately $70,702 in Arizona, primarily related to its Rosemont project, of which $68,499 cannot be terminated by the Group.

(c)  Contingent liabilities

Contingent liabilities

The Group is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Group’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no significant contingent liabilities have been recorded in these consolidated financial statements.

Contingent assets

There were no significant contingent assets at December 31, 2014 or December 31, 2013.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

33.    Related parties

(a)  Group companies

The financial statements include the financial statements of the Company and the following significant subsidiaries:

			Entity’s	Beneficial ownership of ultimate controlling party (HudBay Minerals Inc.)
Name	Jurisdiction	Business	Parent	2014	2013
Hudson Bay Mining and Smelting Co. Limited	Canada	Zinc and copper production	HMI	100%	100%
HudBay Marketing & Sales Inc.	Canada	Marketing and sales	HBMS	100%	100%
HudBay Peru Inc.	British Columbia	Holding company	HMI	100%	100%
HudBay Peru S.A.C.	Peru	Exploration/ development	Peru Inc.	100%	100%
HudBay (BVI) Inc.	British Virgin Islands	Precious metals sales	Peru Inc.	100%	100%
HudBay Arizona Corporation	Canada	Holding company	8988277 Canada Inc.	100%	—
Rosemont Copper Company	Arizona	Exploration/ development	HudBay Arizona (US) Holding Corporation	100%	—

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(b)  Compensation of key management personnel

The Group’s key management includes members of the Board of Directors, Hudbay’s Chief Executive Officer, the Group’s senior vice presidents and vice presidents.

Total compensation to key management personnel was as follows:

	2014	2013
Short-term employee benefits[1]	$9,305	$8,632
Post-employment benefits	928	948
Share-based payments	5,136	4,925
	$15,369	$14,505

1 Such as salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing and bonuses (if payable within twelve months of the end of the period) and non-monetary benefits (such as medical care, housing, cars and free or subsidized goods or services) for current employees.

34.    Supplementary cash flow information

(a)  Change in non-cash working capital:

	Year ended
	December 31,
	2014	2013
Change in:
Trade and other receivables	$154	$404
Inventories	(17,950)	5,907
Prepaid expenses and other current assets	1,255	(122)
Trade and other payables	(25,236)	(12,028)
Change in taxes payable/receivable, net	35,365	16,602
Other	(2,957)	—
Taxes - ITC	(4,453)	(7,968)
	$(13,822)	$2,795

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

(b)  Non-cash transactions:

During the year ended December 31, 2014, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

•                  Remeasurements of the Group’s decommissioning and restoration liabilities as at December 31, 2014, led to net increases in related property, plant and equipment assets of $36,425 mainly as a result of discount rate changes. For the year ended December 31, 2013, such remeasurements led to decreases in property, plant and equipment assets of $16,547.

•                  Property, plant and equipment included $151,911 of additions which were not yet paid for as at December 31, 2014 (December 31, 2013 - $110,449). These purchases will be reflected in the consolidated statements of cash flows in the periods payments are made. In addition, property, plant and equipment included the removal of $19,045 to reflect the Group’s proportionate share of Reed mine assets.

•                  See notes 5 and 6 for non-cash transactions related to the acquisition of Augusta and the disposal of Hudbay Michigan, respectively.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

35.    Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba segment generates the Group’s revenues as it sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment, formally a part of the South America segment, consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011. The Group’s Arizona segment consists of the Group’s Rosemont project in Arizona, which Hudbay acquired on July 16, 2014. Corporate and other activities include the Group’s exploration activities in Chile and Colombia as well as the Balmat segment which consists of a zinc mine and concentrator, which is on care and maintenance. The prior year comparatives have been restated to move the South American exploration entities to corporate and other activities as they were previously included in the previously named South American business unit.  The exploration entities and Balmat are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. In 2013, the corporate and other activities segment includes the Michigan segment which was sold on January 17, 2014. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Year ended December 31, 2014

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$559,955	$—	$—	$—	$559,956
Cost of sales
Mine operating costs	404,540	—	—	—	404,541
Depreciation and amortization	92,444	—	—	—	92,444
Gross profit	62,971	—	—	—	62,971
Selling and administrative expenses	1,915	—	—	44,360	46,275
Exploration and evaluation	6,221	1,958	—	2,974	11,153
Other operating income and expenses	325	7,662	—	3,267	11,254
Loss on disposal of subsidiary	—	—	—	6,512	6,512
Augusta related costs	—	—	7,234	16,689	23,923
Results from operating activities	$54,510	$(9,620)	$(7,234)	$(73,802)	$(36,146)
Finance income					(3,902)
Finance expenses					10,094
Other finance gains					(53,879)
Profit before tax					11,541
Tax expense					(60,325)
Profit for the year					$71,866

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

Year ended December 31, 2013

	Manitoba	Peru	Corporate and other activities	Total
Revenue from external customers	$516,801	$—	$—	$516,801
Cost of sales
Mine operating costs	360,085	—	—	360,085
Depreciation and amortization	76,714	—	—	76,714
Gross profit	80,002	—	—	80,002
Selling and administrative expenses	1,912	—	38,044	39,956
Exploration and evaluation	10,962	4,526	7,798	23,286
Other operating income and expenses	1,129	5,421	1,734	8,284
Asset impairment loss	—	—	15,356	15,356
Results from operating activities	$65,999	$(9,947)	$(62,932)	$(6,880)
Finance income				(3,494)
Finance expenses				8,921
Other finance losses				43,697
Loss before tax				(56,004)
Tax expense				53,272
Loss for the year				$(109,276)

December 31, 2014

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$1,163,827	$3,333,455	$994,376	$135,850	$5,627,508
Total liabilities	820,318	1,022,273	190,474	1,147,723	3,180,788
Property, plant and equipment	884,971	2,970,697	843,211	16,932	4,715,811

Year ended December 31, 2014

Additions to property, plant and equipment	$165,188	$1,156,707	$18,448	$3,584	$1,343,927
Additions to other non-current assets (intangibles)	1,337	—	—	76	1,413

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2014 and 2013

December 31, 2013

	Manitoba	Peru	Corporate and other activities	Total
Total assets	$1,295,239	$2,357,756	$190,991	$3,843,986
Total liabilities	825,035	554,518	836,726	2,216,279
Property, plant and equipment	820,030	1,837,728	7,317	2,665,075

Year ended December 31, 2013

Additions to property, plant and equipment	$158,296	$863,202	$2,550	$1,024,048
Additions to other non-current assets (intangibles)	2,691	—	320	3,011

Geographical Segments

The following tables represent revenue information regarding the Group’s geographical segments for the years ended December 31 are:

	2014	2013
Revenue by customer location
Canada	$398,341	$342,905
United States	113,689	134,704
Switzerland	48,391	34,802
Germany	18,304	16,888
Other	—	21
	578,725	529,320
Less: pre-production revenue	18,769	12,519
Total	$559,956	$516,801

During the year ended December 31, 2014 three customers accounted for approximately 27%, 19% and 12% respectively of total revenue during the year. During the year ended December 31, 2013 two customers accounted for approximately 28% and 18% respectively of total revenue during the year. Revenues from these customers have been presented in the Manitoba operating segment.